GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

RECEIVED
2005 AUG -9 A 11:13
OFFICE OF ... CORPORATE ...

Our Ref: GCSS-EL/1455/05/LTR

5 August 2005

The U.S. Securities & Exchange [redacted]
450 Fifth Street, N.W.
Room 3099 Office of Internation
Mail Stop 3-7
Washington, D.C. 20549
United States of America

05010269

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 4 August 2005 (*Announcement of Half Year Results of Subsidiary Company, CDL Investments New Zealand Limited*)
- 4 August 2005 (*Announcement of Half Year Results of Subsidiary Company, CDL Hotels New Zealand Limited*)
- 4 August 2005 (*Announcement of Half Year Results of Subsidiary Company, Grand Plaza Hotel Corporation*)
- 4 August 2005 (*Subsidiary Company, Millennium & Copthorne Hotels plc – Trading update for the six months ended 30 June 2005*)

Yours faithfully,

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-Aug-2005 17:37:57
Announcement No.	00078

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of Half Year Results of Subsidiary Company, CDL Investments New Zealand Limited
Description	We attach herewith the results announcement for the half year ended 30 June 2005 issued by CDL Investments New Zealand Limited on 4 August 2005, for your information.

Attachments:

- CINZ-InterimReport.pdf
- CINZ-IncomeStmt.pdf
- CINZ-ChairmanReview.pdf
- CINZ-PressRelease.pdf

Total size = **3380K**
(2048K size limit recommended)
Total attachment size has exceeded the recommended value

PRELIMINARY *HALF YEAR/~~FULL YEAR~~ REPORT ANNOUNCEMENT

CDL INVESTMENTS NEW ZEALAND LIMITED
(Name of Listed Issuer)

For Half Year/~~Full Year~~ Ended 30-Jun-05
(referred to in this report as the "current half year/~~full year~~")

Preliminary *half year/~~full year~~ report on consolidated results (including the results for the previous corresponding *half/~~full~~ year) in accordance with Listing Rule 10.4.2.
This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note [X] attached] and is based on *~~audited~~/unaudited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is is to be attached.
The Listed Issuer *has/~~does not have~~ a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

	*Consolidated Statement Financial Performance		
1 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	*Current half/~~full~~ Year $NZ'000	*Up/(Down) %	Previous corresponding *half/~~full~~ year $NZ'000
1.1 OPERATING REVENUE			
(a) Trading Revenue	9,173	(36.0%)	14,340
(b) Other Revenue	201	68.9%	119
(c) Total Operating Revenue	9,374	(35.2%)	14,459
1.2 OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE TAXATION	5,056	(6.8%)	5,425
(a) Less taxation on operating result	1,947		1,876
1.3 OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX	3,109	(12.4%)	3,549
(a) Extraordinary Items after Tax [detail in Item 3]			
(b) Unrealised net change in value of investment properties			
1.4 NET *SURPLUS ~~(DEFICIT)~~ FOR THE PERIOD	3,109	(12.4%)	3,549
(a) Net *Surplus (Deficit) attributable to minority interests			
1.5 NET SURPLUS ~~(DEFICIT)~~ ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	3,109	(12.4%)	3,549

	*Consolidated Statement of Financial Performance	
2 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ EXPENSES FOR *HALF YEAR/~~FULL YEAR~~	Current *half/~~full~~ year $NZ'000	Previous corresponding *half/~~full~~ year $NZ'000
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
(a) Interest revenue included in Item 1.1(b)	154	77
(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)		
(c) Equity earnings (gain/loss) (detail - Item 16)		
(d) Interest expense included in Item 1.2 (include all forms of interest, etc)		(3)
(e) Leasing and renting expenses	(27)	(28)
(f) Depreciation	(4)	(5)
(g) Diminuton in the value of assets (other than depreciation)		
(h) Amortisation of goodwill		
(i) Amortisation of other intangible assets		
(j) Impairment of goodwill		
(k) Impairment of other intangible assets		

	Consolidated Statement of Financial Performance	
	Current *half/full Year $NZ'000	Previous corresponding *half/full Year $NZ'000
2.2 SUPPLEMENTARY ITEMS		
(a) # Interest costs excluded from Item 2.1(d) and capitalised		(3)
(b) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(c) Unrecognised differences between the carrying value and market value of publicly traded investments		

#Items marked in this way need to be shown only there their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP	Group - Current *Half Year/~~Full Year~~	
	Operating Revenue $NZ'000	Operating Surplus $NZ'000
DETAILS AND COMMENTS		
Discontinued Activities:		
(Disclose Operating Revenue and Operating Surplus)	Not applicable	
TOTAL DISCONTINUED ACTIVITIES		
Material Unusual (including Non Recurring) Items (included in 1.2)		
Description:	Not applicable	
TOTAL MATERIAL NON RECURRING ITEMS		
Extraordinary Items (Ref. Item 1.3(a))		
Description:	Not applicable	
TOTAL EXTRAORDINARY ITEMS		

4 STATEMENT OF MOVEMENTS IN EQUITY	Statement of Movements in Equity	
	Current *half/full year $NZ'000	Previous corresponding *half/full year $NZ'000
4.1 *NET SURPLUS ~~(DEFICIT)~~ ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	3,109	3,549
(a) *Net Surplus (Deficit) attributable to minority interest		
4.2 OTHER RECOGNISED REVENUE AND EXPENSES		
(a) *Increases (decreases) in revaluation reserves		
(b) Current Translation Differences		
(c) Minority interest in other recognised revenue and expenses		
4.3 TOTAL RECOGNISED REVENUES AND EXPENSES	3,109	3,549
4.4 OTHER MOVEMENTS		
(a) Contributions by Owners	3,247	315
(b) Distributions to Owners	(4,010)	(3,190)
(c) Other		
4.5 EQUITY AT BEGINNING OF HALF YEAR/~~FULL YEAR~~*	56,205	48,241
4.6 EQUITY AT END OF HALF YEAR/~~FULL YEAR~~	58,551	48,915

5 EARNINGS PER SECURITY Calculation of basic and fully diluted EPS in accordance with IAS33: Earnings Per Share	Earnings Per Security Current *half/~~full~~ year $NZ'000	Previous corresponding *half/~~full~~ year $NZ'000
(a) Basic EPS	1.55	1.78
(b) Diluted EPS (if materially different from (a))	1.55	1.78

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII) attac

(a) Name of subsidiary or group of subsidiaries
(b) Percentage of ownership acquired
(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) $
(d) Date from which such contribution has been calculated $

Not applicable

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)

(a) Name of subsidiary or group of subsidiaries
(b) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) $
(c) Date from which such contribution has been calculated
(d) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the previous corresponding half year/full year
(e) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary $

Not applicable

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/ /~~full year~~ in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/~~full year~~ report:

SEGMENTS

Industry

- Operating revenue:
  * Sales to customers outside the group
  * Intersegment sales
  * Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Not applicable as the Company is primarily involved in property development

Geographical

- Operating revenue:
  * Sales to customers outside the group
  * Intersegment sales
  * Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Not applicable as the Company only operates in New Zealand

(Note (VIII) attached has particular relevance for the preparation 9 CURRENT ASSETS:	Consolidated Statement of Financial Position At end of current half/full Year $NZ'000	As shown in last Annual Report $NZ'000	If half yearly as shown in last half yearly report $NZ'000
(a) Cash	4,572	9,820	1,986
(b) Trade receivables	938	460	1,418
(c) Investments			
(d) Development property held for resale within current year	18,905	20,181	15,951
(e) Other assets, current			522
TOTAL CURRENT ASSETS	24,415	30,461	19,877
9.1 NON-CURRENT ASSETS			
(a) Trade receivables			
(b) Investments			
(c) Development property held for resale after current year	36,353	27,182	30,417
(d) Property, plant and equipment	32	34	42
(e) Goodwill			
(f) Deferred Taxation Assets			
(g) Other Intangible Assets			
(h) Other assets, non current			
9.2 TOTAL NON-CURRENT ASSETS	36,385	27,216	30,459
9.3 TOTAL ASSETS	60,800	57,677	50,336
9.4 CURRENT LIABILITIES			
(a) Trade Creditors	751	639	642
(b) Income in advance, current			
(c) Secured loans			
(d) Unsecured loans			
(e) Provisions, current	963	194	
(f) Other liabilities, current	52	42	40
TOTAL CURRENT LIABILITIES	1,766	875	682
9.5 NON-CURRENT LIABILITIES			
(a) Accounts payable, non-current			
(b) Secured loans			
(c) Unsecured loans			
(d) Provisions, non-current			
(e) Deferred Taxation Liability, non-current	483	597	739
(f) Other liabilities, non-current			
9.6 TOTAL NON-CURRENT LIABILITIES	483	597	739
9.7 TOTAL LIABILITIES	2,249	1,472	1,421
9.8 NET ASSETS	58,551	56,205	48,915
9.9 SHAREHOLDERS' EQUITY			
(a) Share capital (optional)	27,783	24,536	24,536
(b) Reserves (optional) (i) Revaluation reserve			
(ii) Other reserves	83,020	83,020	83,020
(c) Retained Surplus (accumulated Deficit) (optional)	(52,252)	(51,351)	(58,641)
9.10 SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	58,551	56,205	48,915
(a) Minority equity interests in subsidiaries			
9.11 TOTAL SHAREHOLDERS' EQUITY	58,551	56,205	48,915
(a) Returns on Assets (%) (EBIT divided by Total Assets)	8.1%	26.4%	10.6%
(b) Return on Equity (%) (Net Income divided by Shareholders' Equity)	5.4%	20.6%	7.3%
(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders' Equity)	3.8%	2.6%	2.9%

(See Note (IX) attached) 10 CASH FLOWS RELATING TO OPERATING ACTIVITIES	Consolidated Statement of cashflows for *half/full year: Current *half/full year $NZ'000	Corresponding *half/full year $NZ'000
(a) Receipts from customers	8,740	13,234
(b) Interest received	154	77
(c) Dividends received		
(d) Payments to suppliers and employees	(12,085)	(16,589)
(e) Interest paid		(3)
(f) Income taxes paid	(1,292)	(679)
(g) Other cash flows relating to operating activities		
NET OPERATING FLOWS	(4,483)	(3,960)

(See Note (IX) attached) 11 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment		
(b) Cash proceeds from sale of equity investments		
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(2)	(4)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Other cash flows relating to investing activities		
NET INVESTING CASH FLOWS	(2)	(4)

(See Note (IX) attached) 12 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issue of shares, options, etc.	3,247	315
(b) Borrowings		
(c) Repayment of borrowings		
(d) Dividends paid	(4,010)	(3,190)
(e) Other cash flows relating to financing activities		
NET FINANCING CASH FLOWS	(763)	(2,875)

(See Note (IX) attached) 13 NET INCREASE (DECREASE) IN CASH HELD	(5,248)	(6,839)
(a) Cash at beginning of *half year/~~full year~~	9,820	8,825
(b) Exchange rate adjustments to Item 12.3(a) above		
(c) CASH AT END OF *HALF YEAR/FULL YEAR	4,572	1,986

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows:

Not applicable

15 RECONCILIATION OF CASH

For the purposes of the above Statement of cash flows, cash includes:

Cash at the end of the *half year/full year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:

	Current *half/full Year NZ$'000	Previous Corresponding *half/full year NZ$'000
Cash on hand and at bank	81	108
Deposits at call	4,491	1,878
Bank overdraft		
Other (provide details eg Term Deposits		
Total = Cash at End of *Half/Full Year (Item 13(c) above)	4,572	1,986

16 EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group's share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1 GROUP SHARE OF RESULTS OF ASSOCIATES

	Equity Earnings	
	Current *half/full year $NZ'000	Previous corresponding *half/full year $NZ'000
(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX		
(b) Less tax		
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX	Not applicable	
(i) Extraordinary items		
(d) NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX		

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *Half/Full Year		Contribution to net *surplus (deficit) (Item 1.5)	
Equity Accounted Associates	Current *Half/Full Yea	Previous Corresponding *Half/Full Year	Current *Half/Full Year NZ$'000	Previous Corresponding *Half/Full Year NZ$'000
			Equity Accounted in current year	
Not applicable				
Other Material Interests			*Not Equity Accounted in current year*	
Not applicable				

(b) Investments in Associates

	Current *half/full Year $NZ'000	Previous Corresponding *half/full year $NZ'000
Carrying value of investments in associates beginning of half year/ full year		
Share of changes in associates' post acquisition surpluses/and reserves:		
- Retained surplus		
- Reserves		
Net goodwill amortisation and impairment adjustments in the period		
Less Dividends received in the period	Not applicable	
Equity carrying value of investments at the end of half year/full year		
Amount of goodwill included in carrying value at end of that half year/full year		

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT *HALF YEAR/~~FULL YEAR~~

Category of Securities	Number Issued	Quoted	Number Cents	Paid-Up Value (If not fully pai
PREFERENCE SHARES:				
# (Description)		Not applicable		
Issued during current *half year/full year				
ORDINARY SHARES:				
Balance brought forward	200,502,595		200,502,595	10.00
Issued during current *half year/~~full year~~	10,140,879		10,140,879	10.00
Balance at half year	210,643,474		210,643,474	10.00
CONVERTIBLE NOTES:				
# (Description)		Not applicable		
Issued during current *half year/full year				

OPTIONS:	Issued	Quoted	Exercise Price	Expiry Date
Issued during current *half year/full year		Not applicable		
DEBENTURES - Totals only:		$		
UNSECURED NOTES - Totals only:		$		
OTHER SECURITIES		$	$	

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a) Material factors affecting the revenues and expenses of the group for the current *half/~~full~~ year
All numbers are prepared in accordance with New Zealand equivalents to International Financial Reporting St - refer to Chairman's Review and attached condensed consolidated interim financial statements.

(b) Significant trends or events since end of current *half/~~full~~ year
All numbers are prepared in accordance with New Zealand equivalents to International Financial Reporting St - refer to Chairman's Review and attached condensed consolidated interim financial statements.

(c) Changes in accounting policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed
All numbers are prepared in accordance with New Zealand equivalents to International Financial Reporting St - refer to Chairman's Review and attached condensed consolidated interim financial statements.

(d) Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer's financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain
All numbers are prepared in accordance with New Zealand equivalents to International Financial Reporting St - refer to Chairman's Review and attached condensed consolidated interim financial statements.

(e) Management's discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty
All numbers are prepared in accordance with New Zealand equivalents to International Financial Reporting St - refer to Chairman's Review and attached condensed consolidated interim financial statements.

(f) Other comments
Nil

19 DIVIDEND

(a) **Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share)**

5.71%

(b) **Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)**

5.60%

20 ANNUAL MEETING (if full year report)

(a) To be held at

Not applicable

(b) Date 2005 Time

(c) Approximate date of availability of Annual Report

If this *half year/~~full year~~ report was approved by resolution of the Board of Directors, please indicate date of meeting:

4-Aug-05

4-Aug-05

(signed by) Authorised Officer of Listed Issuer **(date)**

***Delete as required**

CDL Investments New Zealand Limited and its subsidiaries
Condensed Consolidated Interim Income Statement
for the six months ended 30 June 2005 (unaudited)

DOLLARS IN THOUSANDS	Unaudited 6 months to 30/6/05	Unaudited 12 months to 31/12/04	Unaudited 6 months to 30/6/04
Revenue	**9,173**	**30,247**	**14,340**
Cost of Sales	(3,296)	(12,707)	(7,759)
Gross Profit	5,877	17,540	6,581
Other Operating Income	47	80	42
Interest Income	154	324	77
	6,078	17,944	6,700
Administrative Expenses	(80)	(153)	(115)
Other Operating Expenses	(942)	(2,245)	(1,160)
Profit Before Taxation	**5,056**	**15,546**	**5,425**
Income Tax Expense	(1,947)	(4,707)	(1,876)
Net Profit After Taxation	**3,109**	**10,839**	**3,549**
DETAILS OF SPECIFIC RECEIPTS / OUTLAYS, REVENUES / EXPENSES			
Audit Fees	(24)	(42)	(20)
Depreciation	(4)	(13)	(5)
Interest Income	154	324	77
Interest Costs Capitalised into Assets	-	(3)	(3)
Leasing and Rental Expenses	(27)	(56)	(28)
Earnings Per Share (Cents)			
- Basic	1.55c	5.41c	1.78c
- Diluted	1.55c	5.41c	1.78c

CDL Investments New Zealand Limited and its subsidiaries
Condensed Consolidated Interim Statement of Changes in Equity
for the six months ended 30 June 2005 (unaudited)

DOLLARS IN THOUSANDS	Share Capital	Capital Reserves	Accumulated Losses	Total Equity
Balance at 1 January 2004	24,221	83,020	(59,000)	48,241
Net Profit for the Period	-	-	3,549	3,549
Total Recognised Revenue and Expenses	-	-	3,549	3,549
Dividends paid to:				
Equity holders of the Parent	-	-	(3,190)	(3,190)
Shares Issued from Reinvestment of Dividends	315	-	-	315
Balance at 30 June 2004	24,536	83,020	(58,641)	48,915
Balance at 1 January 2004	24,221	83,020	(59,000)	48,241
Net Profit for the Year	-	-	10,839	10,839
Total Recognised Revenue and Expenses	-	-	10,839	10,839
Dividends paid to:				
Equity holders of the Parent	-	-	(3,190)	(3,190)
Shares Issued from Reinvestment of Dividends	315	-	-	315
Balance at 31 December 2004	24,536	83,020	(51,351)	56,205
Balance at 1 January 2005	24,536	83,020	(51,351)	56,205
Net Profit for the Period	-	-	3,109	3,109
Total Recognised Revenue and Expenses	-	-	3,109	3,109
Dividends paid to:				
Equity holders of the Parent	-	-	(4,010)	(4,010)
Shares Issued from Reinvestment of Dividends	3,247	-	-	3,247
Balance at 30 June 2005	27,783	83,020	(52,252)	58,551

CDL Investments New Zealand Limited and its subsidiaries
Condensed Consolidated Interim Balance Sheet
as at 30 June 2005 (unaudited)

DOLLARS IN THOUSANDS	NOTE	Unaudited 30/6/05	Unaudited 31/12/04	Unaudited 30/6/04
SHAREHOLDERS' EQUITY				
Issued Capital		27,783	24,536	24,536
Capital Reserves		83,020	83,020	83,020
Accumulated Losses		(52,252)	(51,351)	(58,641)
Total Equity		**58,551**	**56,205**	**48,915**
Represented by:				
NON CURRENT ASSETS				
Plant and Equipment		32	34	42
Development Properties		36,353	27,182	30,417
Total Non Current Assets		**36,385**	**27,216**	**30,459**
CURRENT ASSETS				
Development Properties		18,905	20,181	15,951
Trade and Other Receivables		938	460	1,418
Income Tax Receivable		-	-	522
Cash and Cash Equivalents		4,572	9,820	1,986
Total Current Assets		**24,415**	**30,461**	**19,877**
Total Assets		**60,800**	**57,677**	**50,336**
NON CURRENT LIABILITIES				
Provision for Deferred Taxation		483	597	739
Total Non Current Liabilities		**483**	**597**	**739**
CURRENT LIABILITIES				
Trade and Other Payables		751	639	642
Employee Benefits		52	42	40
Income Tax Payable		963	194	-
Total Current Liabilities		**1,766**	**875**	**682**
Total Liabilities		**2,249**	**1,472**	**1,421**
Net Assets		**58,551**	**56,205**	**48,915**

CDL Investments New Zealand Limited and its subsidiaries
Condensed Consolidated Interim Statement of Cash Flows
for the six months ended 30 June 2005 (unaudited)

DOLLARS IN THOUSANDS	NOTE	Unaudited 6 months to 30/6/05	Unaudited 6 months to 30/6/04
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash was provided from:			
Receipts from Customers		8,740	13,234
Interest Received		154	77
		8,894	13,311
Cash was applied to:			
Payments to Suppliers and Employees		(12,085)	(16,589)
Capitalised Interest on Development Properties		-	(3)
Income Tax Paid		(1,292)	(679)
		(13,377)	(17,271)
Net Cash Outflow from Operating Activities		**(4,483)**	**(3,960)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash was applied to:			
Purchase of Fixed Assets		(2)	(4)
		(2)	(4)
Net Cash Outflow From Investing Activities		**(2)**	**(4)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash was provided from:			
Reinvestment of Dividends into Shares Issued		3,247	315
		3,247	315
Cash was applied to:			
Dividends Paid		(4,010)	(3,190)
		(4,010)	(3,190)
Net Cash Outflow from Financing Activities		**(763)**	**(2,875)**
Net Decrease in Cash & Cash Equivalents Held		**(5,248)**	**(6,839)**
Add Opening Cash & Cash Equivalents Brought Forward		9,820	8,825
Closing Cash & Cash Equivalents		**4,572**	**1,986**

CDL Investments New Zealand Limited and its subsidiaries
Condensed Consolidated Reconciliation of Net Profit After Taxation with Net Cash Flows from Operating Activities
for the six months ended 30 June 2005 (unaudited)

DOLLARS IN THOUSANDS	Unaudited 6 months to 30/6/05	Unaudited 6 months to 30/6/04
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit for the period:	3,109	3,549
Adjustments for:		
Depreciation	4	5
Movement in Deferred Tax	(114)	17
	2,999	3,571
(Increase)/ decrease in Trade and Other Receivables	(480)	(172)
(Increase)/ decrease in Development Properties	(7,894)	(8,323)
(Increase)/ decrease in Income Tax Receivables	2,061	1,859
Increase/ (decrease) in Trade and Other Payables	123	(216)
Cash generated from operations	(3,191)	(3,281)
Income Tax Paid	(1,292)	(679)
Net Cash Outflow from Operating Activities	**(4,483)**	**(3,960)**

1. Significant accounting policies

Reporting Entity

CDL Investments New Zealand Limited (the "Company") is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. CDL Investments New Zealand Limited is an issuer in terms of the Financial Reporting Act 1993. The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2005 comprise the Company and its subsidiaries (together referred to as the "Group").

The condensed consolidated interim financial statements were authorised for issuance on 4th August 2005.

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (NZ IFRSs) adopted by the Accounting Standards Review Board (ASRB), based on the IFRS (formerly IAS) adopted by the International Accounting Standards Board (IASB) and interpretations issued by the Standing Interpretations Committee of the IASB . These are the Group's first NZ IFRS condensed consolidated interim financial statements for part of the period covered by the first NZ IFRS annual financial statements and NZ IFRS 1 *First-time adoption of New Zealand Equivalents to International Financial Reporting Standards* has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

An explanation of how the transition to NZ IFRSs has affected the reported financial position, financial performance, and cash flows of the Group is provided in Appendix A. This note includes reconciliations of equity and profit or loss for comparative periods reported under generally accepted accounting practice in New Zealand (NZ GAAP) to those reported for those periods under NZ IFRSs.

(b) Basis of preparation

The financial statements have been prepared in accordance with the requirements of the Companies Act 1993, Financial Reporting Act 1993 and NZ GAAP.

The financial statements are presented in New Zealand Dollars, rounded to the nearest thousand. They are prepared on the historical cost basis.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of interim financial statements in conformity with NZ IAS 34 *Interim Financial Reporting* requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

These condensed consolidated interim financial statements have been prepared on the basis of NZ IFRSs in issue that are effective or available for early adoption at the Group's first NZ IFRS annual reporting date, 31 December 2005. Based on these NZ IFRS, the Board of Directors have made assumptions about the accounting policies expected to be adopted when the first NZ IFRS annual financial statements are prepared for the year ended 31 December 2005.

The NZ IFRS that will be effective or available for voluntary early adoption in the annual financial statements for the period ended 31 December 2005 are still subject to change and to the issue of additional interpretation(s) and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first NZ IFRS financial statements are prepared at 31 December 2005.

The preparation of the condensed consolidated interim financial statements in accordance with NZIAS 34 resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under previous NZ GAAP. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to NZ IFRS's, as required by IFRS 1. The impact of the transition from previous NZ GAAP to NZ IFRS's is explained in Appendix A.

The Group has applied the transitional adoption rules of NZ IAS 32: Financial Instruments (Disclosure and presentation) and NZ IAS 39: Financial Instruments (Recognition and measurement). The Group has therefore applied these standards only with effect for the current period from 1 January 2005 and not within the comparative financial periods. The adoption of these standards does not have an impact on the condensed consolidated interim financial statements for the six months ended 30 June 2005.

The accounting policies have been applied consistently throughout the Group for purposes of these condensed consolidated interim financial statements.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the condensed consolidated interim financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(e) Plant and equipment

Items of plant and equipment are stated at cost less accumulated depreciation.

Depreciation is charged to profit and loss on a straight-line basis over the estimated useful lives as follows:

Plant and equipment	10 years
Furniture and equipment	3 - 7 years

When parts of an item of plant and equipment have different useful lives, those components are accounted for as separate items of plant and equipment.

(f) Development Properties

Development properties held for future development is stated at the lower of cost or net realisable value. All holding costs are written off through the Income Statement in the year incurred with the exception of interest holding costs which are capitalised during the period when active development is taking place.

(g) Non-current assets held for sale

Non-current assets are classified as held for sale when their disposal is considered highly probable. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up to date in accordance with applicable NZ IFRS's. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

(h) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(i) Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses.

(j) Impairment

The carrying amounts of the Group's assets, other than deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in profit or loss unless the asset is recorded at a revalued amount in which case it is treated as a revaluation decrease.

(i) Calculation of recoverable amount
The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

The recoverable amount of the Group's receivables with short duration are not discounted.

(ii) Reversals of impairment
An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

(k) Revenue

Revenue represents amounts derived from income from land and property sales which is recognised on the transfer of the related significant risk and records of ownership

(l) Income tax

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Deferred tax assets and deferred tax liabilities are offset only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities; the Group intends to settle net; and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(m) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Geographic segments

The Group is comprised of the following main geographic segment:

- New Zealand

Business segments

The Group is comprised of the following main business segment:

- Property operations, comprising the development and sale of land and development properties

2 Income taxes

Income tax on the profit or loss for the half yearly periods presented comprises current and deferred tax. Income tax is the expected tax payable on the taxable income for the period, calculated as the estimated average annual effective income tax rate applied to the pre-tax income of the interim period

Current tax is the expected tax payable on the taxable income for the year, using rates enacted at the balance sheet date. The current tax expense for the six months ended 30 June 2005 and 2004 was calculated based on the estimated average annual effective income tax rate.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The deferred tax expense for the six months ended 30 June 2005 and 2004 was calculated based on the estimated average annual effective income tax rate.

The estimate annual effective income tax rate calculated on this basis is 38.5% (six months ended 30 June 2004: 34.6%).

3. Earnings per share

Six months ended 30 June 2005

The basic earnings per share of 1.55 cents (2004: earnings per share of 1.78 cents) are based on a profit of $3,109,000 (2004: profit of $3,549,000) and a weighted average number of shares in issue of 201,178,654 (2004: 199,930,667) being the average number of shares in issue in the period. The diluted earnings per share of 1.55 cents (2004: earnings per share of 1.78 cents) are based on a weighted average number of shares in issue of 201,178,654 (2004: 199,930,667) being the average number of shares in issue in the period adjusted for the exercise of dilutive share options.

4. Dividends paid

DOLLARS IN THOUSANDS	6 months to 30/6/05	6 months to 30/6/04
Dividend of 2.0 cents per share (2004: 1.6 cents)	4,010	3,190
Supplementary Dividend	519	417
Total Dividends Declared	4,529	3,607
Foreign Investor Tax Credit	(519)	(417)
Total Dividends	4,010	3,190

5. Material events subsequent to the end of the interim period

There were no material events subsequent to the end of the six months period ended 30 June 2005 (30 June 2004: Nil) that would require disclosure.

6. Changes in contingent liabilities and contingent assets since last annual balance sheet date

There were no such changes in contingent liabilities and contingent assets that would require disclosure (30 June 2004: Nil).

7. Related party transactions

CDL Investments New Zealand Limited is a subsidiary of CDL Hotels New Zealand Limited by virtue of CDL Hotels New Zealand Limited owning 62.5% (2004 61.12%) of the Company and having 5 out of 7 of the Directors on the Board. CDL Hotels New Zealand Limited is 70.22% owned by CDL Hotels Holdings New Zealand Limited, which is wholly owned by Millennium & Copthorne Hotels plc in the United Kingdom. The ultimate holding company is Hong Leong Investment Holdings Pte Ltd in Singapore.

During the six months ending 30th June 2004 CDL Investments has reimbursed its parent, CDL Hotels New Zealand Limited, for $99,000 (2004: $88,000) in expenses incurred by the parent on behalf of the Group.

Appendix A: Explanation of the transition to NZ IFRS

(a) Explanation of transition to NZ IFRS's

These are the Group's first condensed consolidated interim financial statements for part of the period covered by the first NZ IFRS annual consolidated financial statements prepared in accordance with NZ IFRS's.

The accounting policies have been applied in preparing the condensed consolidated interim financial statements for the six months ended 30 June 2005, the comparative information for the six months ended 30 June 2004, the financial statements for the year ended 31 December 2004 and the preparation of an opening NZ IFRS balance sheet at 1 January 2004 (the Group's date of transition).

In preparing its opening NZ IFRS balance sheet, comparative information for the six months ended 30 June 2004 and financial statements for the year ended 31 December 2004, the Group has adjusted amounts reported previously in financial statements prepared in accordance with NZ GAAP.

An explanation of how the transition from previous NZ GAAP to NZ IFRS's has affected the Group's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Table	
(i)	**Balance Sheet at 1 January 2004 (unaudited)**
(ii)	**Balance sheet at 30 June 2004 (unaudited)**
(iii)	**Balance sheet at 31 December 2004 (unaudited)**
(iv)	**Reconciliation of profit for the year ended 31 December 2004 (unaudited)**
(v)	**Reconciliation of profit for the six months ended 30 June 2004 (unaudited)**

CDL Investments New Zealand Limited and its subsidiaries

(a) Reconciliation of NZ GAAP to NZ IFRS

(i)Balance Sheet at 1 January 2004 (unaudited)

DOLLARS IN THOUSANDS	Audited NZ GAAP	Revenue	Unaudited NZ IFRS
SHAREHOLDERS' EQUITY			
Share Capital	24,221	-	24,221
Capital Reserves	83,020	-	83,020
Accumulated Losses	(55,905)	(3,095)	(59,000)
Total Equity	**51,336**	**(3,095)**	**48,241**
Represented by:			
NON CURRENT ASSETS			
Plant and Equipment	43	-	43
Development Properties	11,084	-	11,084
Total Non Current Assets	**11,127**	**-**	**11,127**
CURRENT ASSETS			
Development Properties	19,949	7,012	26,961
Trade and Other Receivables	12,871	(11,625)	1,246
Income Tax Receivable	196	1,506	1,702
Cash and Cash Equivalents	8,825	-	8,825
Total Current Assets	**41,841**	**(3,107)**	**38,734**
Total Assets	**52,968**	**(3,107)**	**49,861**
NON CURRENT LIABILITIES			
Provision for Deferred Taxation	722	-	722
Total Non Current Liabilities	**722**	**-**	**722**
CURRENT LIABILITIES			
Trade and Other Payables	878	(12)	866
Employee Benefits	32	-	32
Total Current Liabilities	**910**	**(12)**	**898**
Total Liabilities	**1,632**	**(12)**	**1,620**
Net Assets	**51,336**	**(3,095)**	**48,241**

CDL Investments New Zealand Limited and its subsidiaries
(a) Reconciliation of NZ GAAP to NZ IFRS
(ii) Balance sheet at 30 June 2004 (unaudited)

DOLLARS IN THOUSANDS	Unaudited NZ GAAP	Revenue	Unaudited NZ IFRS
SHAREHOLDERS' EQUITY			
Share Capital	24,536	-	24,536
Capital Reserves	83,020	-	83,020
Accumulated Losses	(54,361)	(4,280)	(58,641)
Total Equity	**53,195**	**(4,280)**	**48,915**
Represented by:			
NON CURRENT ASSETS			
Plant and Equipment	42	-	42
Development Properties	30,417	-	30,417
Total Non Current Assets	**30,459**	**-**	**30,459**
CURRENT ASSETS			
Development Properties	12,423	3,528	15,951
Trade and Other Receivables	11,314	(9,896)	1,418
Income Tax Receivable	(1,568)	2,090	522
Cash and Cash Equivalents	1,986	-	1,986
Total Current Assets	**24,155**	**(4,278)**	**19,877**
Total Assets	**54,614**	**(4,278)**	**50,336**
NON CURRENT LIABILITIES			
Provision for Deferred Taxation	739	-	739
Total Non Current Liabilities	**739**	**-**	**739**
CURRENT LIABILITIES			
Trade and Other Payables	640	2	642
Employee Benefits	40	-	40
Total Current Liabilities	**680**	**2**	**682**
Total Liabilities	**1,419**	**2**	**1,421**
Net Assets	**53,195**	**(4,280)**	**48,915**

CDL Investments New Zealand Limited and its subsidiaries

(a) Reconciliation of NZ GAAP to NZ IFRS

(iii) Balance sheet at 31 December 2004 (unaudited)

DOLLARS IN THOUSANDS	Audited NZ GAAP	Revenue	Unaudited NZ IFRS
SHAREHOLDERS' EQUITY			
Share Capital	24,536	-	24,536
Capital Reserves	83,020	-	83,020
Accumulated Losses	(50,618)	(733)	(51,351)
Total Equity	**56,938**	**(733)**	**56,205**
Represented by:			
NON CURRENT ASSETS			
Plant and Equipment	34	-	34
Development Properties	27,182	-	27,182
Total Non Current Assets	**27,216**	**-**	**27,216**
CURRENT ASSETS			
Development Properties	19,636	545	20,181
Trade and Other Receivables	2,077	(1,617)	460
Cash and Cash Equivalents	9,820	-	9,820
Total Current Assets	**31,533**	**(1,072)**	**30,461**
Total Assets	58,749	(1,072)	57,677
NON CURRENT LIABILITIES			
Provision for Deferred Taxation	**941**	**(344)**	**597**
Total Non Current Liabilities	**941**	**(344)**	**597**
CURRENT LIABILITIES			
Trade and Other Payables	634	5	639
Employee Benefits	42	-	42
Income Tax Payable	194	-	194
Total Current Liabilities	**870**	**5**	**875**
Total Liabilities	**1,811**	**(339)**	**1,472**
Net Assets	**56,938**	**(733)**	**56,205**

CDL Investments New Zealand Limited and its subsidiaries

(a) Reconciliation of NZ GAAP to NZ IFRS

(iv) Reconciliation of profit for the year ended 31 December 2004 (unaudited)

DOLLARS IN THOUSANDS	Unaudited NZ GAAP	Revenue	Unaudited NZ IFRS
Revenue	**19,746**	**10,501**	**30,247**
Cost of Sales	(6,240)	(6,467)	(12,707)
Gross Profit	13,506	4,034	17,540
Other Income	80	-	80
Interest Income	324	-	324
	13,910	4,034	17,944
Administrative Expenses	(153)	-	(153)
Other Expenses	(1,736)	(509)	(2,245)
Profit Before Taxation	**12,021**	**3,525**	**15,546**
Income tax expense	(3,544)	(1,163)	(4,707)
Net Profit After Taxation	**8,477**	**2,362**	**10,839**

(v) Reconciliation of profit for the six months ended 30 June 2004 (unaudited)

DOLLARS IN THOUSANDS	**Unaudited** NZ GAAP	**Revenue**	**Unaudited NZ IFRS**
Revenue	**12,342**	**1,998**	**14,340**
Cost of Sales	(4,274)	(3,485)	(7,759)
Gross Profit	8,068	(1,487)	6,581
Other Operating Income	42	-	42
Interest Income	77	-	77
	8,187	(1,487)	6,700
Administrative Expenses	(115)	-	(115)
Other Expenses	(878)	(282)	(1,160)
Profit Before Taxation	**7,194**	**(1,769)**	**5,425**
Income Tax Expense	(2,460)	584	(1,876)
Net Profit After Taxation	4,734	(1,185)	3,549

Appendix A: Explanation of the transition to NZ IFRS

(b) Explanation of adjustments between NZ GAAP and NZ IFRS

(i) Deferred taxes

	1 January 2004 $ 000's Unaudited	30 June 2004 $ 000's Unaudited	31 December 2004 $ 000's Unaudited
Group deferred tax liability - NZ GAAP	722	739	941
Revenue	-	-	(344)
Decrease in deferred tax liability	-	-	(344)
Deferred tax liability – NZ IFRS	722	739	597

The deferred tax liability has been decreased at each period end as shown in the table.

(ii) Revenue

Under previous NZ GAAP, revenue in respect of land development sales was recognised when the sales and purchase agreement became unconditional. Under NZ IFRS, revenue in respect of these sales shall be recognised when the risks and rewards of ownership has been transferred i.e. upon transfer of legal title.

CHAIRMAN'S REVIEW

Financial Performance:

The Directors of CDL Investments New Zealand Limited ("CDLI") are pleased to announce an unaudited operating profit after tax of $3,109,000 for the six month period ending 30 June 2005. This represents a decrease of 12% from the corresponding period in 2004. Operating profit before tax and minorities is $5,056,000 (2004: $5,425,000). Property sales & other income totaling $9,374,000 was below the corresponding period in 2004. A total of 66 sections were sold.

Shareholders' funds as at 30 June 2005 were $58.6 million (31 December 2004: $56.2 million) and total assets stood at $60.8 million (31 December 2004: $57.7 million). The net tangible asset per share was 29.1 cents (31 December 2004: 28.0 cents).

International Financial Reporting Standards:

CDLI has chosen to adopt the New Zealand equivalent to International Financial Reporting Standards (NZ IFRS') in the current financial year. For comparative purposes, the financial statements have been presented using both IFRS and New Zealand Generally Accepted Accounting Practice ('NZ GAAP') and restated comparatives have been made for the 2004 Financial Year.

Group results for the six months ending 30 June 2005 – NZ IFRS

Property sales & other income for the period under review was $9,374,000. This was a decrease of 35% on 2004 (2004: $14,459,000). One effect of adopting NZ IFRS is when the company can recognise revenue from property sales. Under IFRS, revenue on a property sale is only recognised when the sale is settled. Previously under NZ GAAP, revenue from property sales would have been recognised when the contract went unconditional. Profit before tax for the six months was $3,109,000 (2004: $3,549,000).

Group results for the six months ending 30 June 2005 - NZ GAAP (for information only)

Using NZ GAAP, Property sales & other income for the period under review was $18,881,000. This was an increase of 52% on 2004 (2004: $12,461,000). Profit before tax for the six months was $10,656,000 (2004: $7,194,000).

Market Overview:

The longevity of the cyclical upswing in the New Zealand property market continued into 2005 and this has been reflected in CDLI's performance for the first half of this year. The Company achieved strong sales and improved margins during this reporting period. A drier than normal summer allowed construction and land development to be completed and released to the market earlier than would normally be expected and this has assisted in obtaining these results.

The residential and section market normally experiences a slowing of activity during the winter months but picks up again when weather conditions improve. Market commentators and realty agents agree that this year is no different and also suggest that if there is to be any further adjustment in the market beyond season factors, that this would be a gradual rather than a sudden change given the strong growth to date.

Acquisitions:

During the period under review, CDL Land New Zealand Limited has acquired or is in the process of acquiring 3 properties in Auckland, Hamilton and Havelock North totaling 14.09 hectares. With these purchases, the company's land portfolio stands at 248.71 hectares. CDL Land New Zealand Limited will continue to seek strategic acquisitions to enhance earnings growth.

Directors:

In May it was announced that Mr. Wong Hong Ren had decided to retire as Chairman and I was elected to the Chair. Mr. BK Chiu was appointed Managing Director with effect from 1 June 2005 and Rob Challinor and Graham McKenzie were also appointed to the Board as Independent Directors.

Outlook:

CDLI has performed well in the first half of 2005. However, this strong performance is not clearly reflected in the half year results being reported due to the early adoption of NZ IFRS. CDLI is conscious of the fact that while the outlook remains positive, economic growth may continue at a more modest rate than at present. With a good supply of well-priced sections across a wide geographical spread together with new developments to be released later in the year, the Directors believe that the Company is well placed and will continue to perform profitably and retain its market share for the rest of the year.

Tsang Jat Meng
Chairman
4 August 2005

A GOOD HALF YEAR FOR CDL INVESTMENTS.

Property development and investment company CDL Investments New Zealand Limited (CDLI) today announced its (unaudited) results for the six months to 30 June 2005.

• Operating profit after tax	$3,109,000 (2004: $3,549,000)
• Operating profit before tax and minorities	$5,056,000 (2004: $5,425,000)
• Total group revenue	$9,173,000 (2004: $14,459,000)
• Shareholders Funds	$58.6 million (2004: $56.2m)
• Total assets	$60.8 million (2004: $57.7m)
• Net tangible asset value	29.1c per share (2004: 28.0cps)

Commenting on the results, Chairman Mr. Tsang Jat Meng said, "We have seen stronger sales and improved margins over the last six months. We have sold a total of 66 sections to date. But this strong performance is not clearly reflected in the results for the half year due to the change in accounting standards".

CDLI has adopted reporting of its results under the New Zealand equivalents to the new International Financial Reporting Standards (NZ IFRS) for 2005. Executive Director John Lindsay said that adoption of NZ IFRS had some noticeable impacts on the reporting of the results.

Referring to the fall in revenue, Mr. Lindsay said, "One of the consequences of adopting NZ IFRS on our business is when we can recognize revenue from property sales. Under NZ IFRS, revenue on a property sale is only recognized when the sale is settled. Previously under New Zealand Generally Accepted Accounting Practice (NZ GAAP), revenue from property sales would have been recognized when the contract went unconditional".

"In fact, CDL Investments has had a good half year".

Mr. Lindsay said that the Company had acquired or was in the process of acquiring a total of 14 hectares in Auckland, Hamilton and Havelock North to add to the Company's land bank.

Mr. Tsang did sound a note of caution about the prospects for the rest of 2005.

"Clearly, the economic indicators point to a slow down in the New Zealand economy. This will impact on CDLI's business. The Company is, however, well placed with a solid portfolio of sections. Everything being equal, CDLI is on track to deliver a sound result for this year".

Ends

Issued by Senescall Akers Ltd on behalf of CDL Investments New Zealand Ltd

Any inquiries please contact:
Tsang Jat Meng
Chairman
CDL Investments New Zealand Ltd
(09) 913 8058

or

Geoff Senescall
Senescall Akers Ltd
021 481234

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-Aug-2005 17:50:45
Announcement No.	00083

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of Half Year Results of Subsidiary Company, Grand Plaza Hotel Corporation
Description	We attach herewith a copy of the subject announcement issued by our subsidiary, Grand Plaza Hotel Corporation, on 4 August 2005 for your information.
Attachments:	GPHC-040805.pdf Total size = **1446K** (2048K size limit recommended)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES
REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **June 30, 2005**

2. Commission identification number ____________ 3. BIR Tax Identification No. **000-460-602-000**

GRAND PLAZA HOTEL CORPORATION

4. Exact name of issuer as specified in its charter

PHILIPPINES

5. Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: __________ (SEC Use Only)

10F, The Heritage Hotel Manila, Roxas Blvd. cor. EDSA, Pasay City 1300

7. Address of issuer's principal office

Tel. No. (632) 854-8838 Fax No. (632) 854-8825

8. Issuer's telephone number, including area code

N.A.

9. Former name, former address and formal fiscal year if changed since last report

10. Securities registered pursuant to Sections 8 & 12 of the Code, or Sections 4 & 8 of the RSA

Title of each Class	Number of shares of common Stock outstanding and amount Of debt outstanding
COMMON SHARES	87,318,270*

*includes 11,028,261 treasury shares

11. Are any or all of the securities listed on Stock Exchange?

Yes [X] No [ ]

If yes, state the name of such Stock Exchange and the class/es of securities listed therein:

PHILIPPINE STOCK EXCHANGE, INC. COMMON

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter period the registrant was required to file such reports)

Yes [X]   No [ ]

(b) *has been subject to such filing requirements for the past ninety (90) days.*

Yes [X]   No [ ]

PART I – FINANCIAL INFORMATION

Item 1 **Financial Statements**

Financial Statements and, if applicable, Pro-forma Financial Statements meeting the requirements of SRC Rule 68, Form and Content of Financial Statements, shall be furnished as specified therein.

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations.

Furnish the information required by Part III, Paragraph (A)(2)(b) of "Annex C"

PART II – OTHER INFORMATION

The issuer may, at its option, report under this item any information not previously reported in a report in SEC Form 17-C. If disclosure of such information is made under this Part II, it need not be repeated in a report on Form 17-C which would otherwise be required to be filed with respect to such information or in a subsequent report on Form 17-Q.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Issuer **YAM KIT SUNG**
Signature and Title **General Manager & Chief Financial Officer**
Date 4 Aug 2005

PART I FINANCIAL INFORMATION

Item 1. Financial Statements Required Under SRC Rule 68.1

- Please see attached financial statements for interim Balance Sheets, Statements of Income, Statements of Changes in Equity and Statements of Cash flows.

<u>Notes to Financial Statements</u>

Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with Philippine generally accepted accounting principles (GAAP) and are denominated in Philippine pesos. The preparation of financial statements in accordance with Philippine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies.

The same accounting policies and methods of computation are followed in the interim financial statements for the year 2004 as compared with the most recent annual financial statements.

Seasonality or Cyclicality of Interim Operations

All segments of the business are in its normal trading pattern.

Material Items

There are no material items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidents.

Estimates

There are no changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years that have a material effect in the current interim period.

Issuances of Debts and Equity

There are no issuances, repurchases and repayments of debts and equity securities.

Dividends

There were no dividends declared in the current interim period.

Segment Revenue and Results
Statement of Financial Accounting Standard No. 31, "Segment Reporting", which becomes effective for financial statements covering periods beginning on or after January 1, 2001, requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

The Company organized its business into 4 main segments:

- Room Division – Business derived from the sale of guestrooms.
- Food and Beverage Division – Business derived from the sale of food and beverage at various restaurants.
- Other Operated Departments – Business derived from telephone department, business center, carparking and laundry.
- Others- Business derived from rental of space.

The segment revenues and results is as follows:

	YTD 2nd Quarter Revenue – Peso	YTD 2nd Quarter Department Profit - Peso
Room	152,372,347	129,166,490
Food and Beverage	104,170,859	46,264,023
Other Operated Departments	5,617,400	1,308,685
Others	54,851,095	54,851,095

Subsequent Events
None

Composition of Company
There are no changes in the composition of the Company during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuing operations.

Contingent assets or liabilities
There are no changes in contingent assets or liabilities since the last annual balance sheet date.

Contingencies
There are no material contingencies and any other events or transactions that are material to an understanding of the current interim period.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The top 5 Key Performance Indicators of the Company are as follows:

Balance Sheet Analysis	30 June 2005	30 June 2004	31 December 2004
Current ratio	1.55	1.45	1.69
Net book value per share (include treasury shares)	PhP12.35	PhP12.44	PhP12.88
Profit & Loss Analysis			
Earnings per share	PhP0.85	PhP0.70	PhP1.39
Profit before tax margin ratio	30%	27%	26%
EBITDA	PhP103M	PhP91M	PhP198M

Current ratio is derived by dividing the current assets with the current liabilities. This indicator measures the liquidity of the Company in the short-term. Current ratio improved by 0.10 as compared to the same period of last year due to lower current liability balance.

Net book value per share is derived by dividing the net stockholders' equity by the total number of shares issued. This measures the value of the Company on a per share basis. The lower net book value as compared to 31 December 2004 is mainly due to lower assets value which is a result of lower cash and short-term notes balance.

Earning per share (EPS) is derived by dividing the net profit after tax by the total shares outstanding. This indicator measures the earning of the Company on a per share basis. As compared to the same period last year, EPS is higher by PhP0.15 per share. The higher EPS is due to higher total revenue and profit after tax. Total revenue has increased by about PhP40M as compared to the same period of last year.

Profit before tax margin ratio is computed by dividing the profit before tax against the total revenue. This ratio measures whether the Company is able to contain its expenses in relation to the revenue. This ratio is about 3-percentage point higher than last year. The favorable variance is mainly due to higher revenue.

EBITDA represents earnings before income tax, interest, depreciation and amortization. This indicator is in effect a measure of the cash flow of the Company. EBITDA is healthier this year due to higher revenue. EBITDA is higher than the same period last year as a result of higher revenue.

Balance Sheets Analysis:

Total assets decreased by about PhP39 million or 2.7% as compared to the year ended 31 December 2004 and decreased by about PhP82 million or 5.5% as compared to the same period of last year.

Cash and short term notes:
This balance includes short-term fixed deposits with banks. There is a decrease of PhP42 million as compared to the end of last fiscal year. The main reason is the share buyback exercise of the Company during the year 2005. The total cost of the share buyback exercise is about PhP111 million. As compared against the same period last year, this balance dropped by PhP6 million.

Deferred tax assets:
Deferred tax assets increased by PhP1.29 million as compared to 30 June 2004 and PhP0.6 million as compared to 31 December 2004. This is due to the recognition of deferred tax assets during the year 2005. The bulk of the deferred tax assets pertain to the retirement benefits of the employees.

Advances to associated/related companies:
The Company, in its normal course of business, has entered into transactions with its related parties, principally consisting of cash advances.

The Company also leases its hotel site and a furnished townhouse from an associated company. The Company has also entered into a management agreement with CDL Hotels (Phils) Corporation, a related company, for the latter to operate the Hotel.

Under the terms and conditions of the agreement, the Company has to pay monthly basic management and incentive fees based on a percentage of the hotel's revenue and gross operating profit.

As compared to the same period of last year, there is a significant drop in balance by about PhP105.1 million. The reason for this variance is due to the settlement of inter-company balances in the third quarter of year 2004.

As compared with the end of last fiscal year, there is only a minor decrease of PhP0.5 million as the related companies have repaid their balances outstanding during the year.

Prepaid expenses:
The bulk of this balance represents insurance premium prepaid at the beginning of the year. As compared to end of the last fiscal year, there is an increment of PhP2.9 million which represents the new premium paid in year 2005. The prepaid premium will be amortized monthly during the year.

As compared to the same period of last year, there is a significant increment of PhP8.4 million. This is to the recognition of Advance Rental of PhP10.6 million paid to a related

company during the settlement of inter-company balance in the third quarter of year 2004.

Property and Equipment:
Property and equipment are carried at cost. Depreciation is provided under the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years. Major improvements are charged to property accounts while maintenance and repairs which do not improve the lives of the assets are expensed as incurred.

The decrease in balance is due to depreciation charges for the period.

Accrued Liabilities:
The increase in this balance as compared to end of last fiscal year is due to an increase in accrual for employee benefits, vacation leave, bonus and utilities expenses.

As compared against the same period of last year, there is a drop of PhP19 million and this is due to the reversal of over-accrued real estate tax amounting to PhP17 million.

Rental payable:
As compared with the end of last fiscal year, there is a decrease 0.9 million which is a result of the quarterly payment of rental by the Company.

The decrease of PhP42.4 million as compared with 30 June 2004 is due to the settlement of the long outstanding rental in third quarter of year 2004.

Due to associated/related companies:
As compared against the same period of last year, there is a significant decrease of PhP24.6 million which is a result of the clearing and settlement of inter-company balances in the third quarter of year 2004.

Advances from immediate holding company:
The Company has repaid the outstanding balance to its immediate holding company which resulted in the variance.

Due to Byron:
This balance is zero as compared against the same period and last fiscal year of PhP1.2 million. This is due to the reversal of this provision which is no longer deemed necessary. The Company has not received any demand for payment from Byron for 10 years, so the Company deemed it to be appropriate to reverse this provision in year 2005.

Income Tax Payable:
Income tax payable increased by PhP0.77 million as compared to 31 December 2004 and PhP4.1 million as compared against the same period of last year. The reason for the increase against 30 June 2004 is due to the higher profit before tax in the first 6 months of year 2005.

Treasury stock:
During the year 2005, the Company embarked on a share buyback exercise which is duly approved by the Board of Directors. The buyback offer is 1 share for every 35 shares and at the price of PhP50 per share. When the buyback offer was completed, the Company rep-purchased a total of 2,228,261 shares from its shareholders at a cost of PhP111,413,050.

The shares re-purchased were recorded as treasury shares and this account for the increase in treasury shares balance.

Income Statement Analysis For the 6 Months Ended 30 June 2005:

Revenue:
Total revenue increased by PhP40 million or 14% as compared to the same period last year. The increase is observed in all segments of the business mainly due to improved business environment and increase in traveling.

Room revenue improved by PhP25 million as a result of higher room occupancy and Average Room Rate. Occupancy showed an improvement from 71.56%(year 2004) to 76.90% (year 2005). Similarly, Average Room Rate (ARR) also improved by PhP266.41 as compared to year 2004. The combined improvement in occupancy and ARR results in higher room revenue.

Food and beverage (F&B) business showed an increment of PhP8 million or 8% as compared to the same period of last year. The main driver of this increment comes from Riviera Restaurant and the Casino. Total revenue in Riviera Restaurant increased from PhP36 million in year 2004 to PhP44 million in year 2005 while Casino registered an increment of PhP4 million over the same period. The improvement in Casino can be attributed to the introduction of a new buffet line inside the casino gaming area. The improvement in these 2 areas is offset by the fall in Banquet Department by about PhP4 million. In the first half of year 2004, due to the Presidential election campaign, the hotel was able to secure more meeting events from various government agencies.

Cost of Sales:
Cost of sales for F&B registered an increase as compared to last year. The increase is consistent with the higher F&B revenue.

Gross Profit:
Gross profit is derived after deducting cost of sales from gross revenue. Gross profit as compared to last year is higher as a result of higher revenue.

Operating Expenses:
Operating expenses include among others, payroll and related expenses, utilities, depreciation charges, rental and other fixed expenses. The increase in operating expenses as compared to the same period last year is consistent with the increase in revenue.

Although there is a significant increase in total revenue, there is also a significant increment in operating expenses. The main reason for the increase is due to higher utilities charges such as water, electricity and fuel costs. Due to worldwide jump in oil prices, energy costs of the hotel has increased significantly during the year 2005. In addition, during the year 2005, the government has mandated a minimum wage increase of about 10% which contribute to the rise in payroll and related costs.

Net Operating Income:
This is derived after deducting operating expenses from gross operating profit. The better margin is due to higher revenue.

Non-operating income:
Total non-operating income decreased by PhP3.9 million as compared to the same period of last year. This is due to the total foreign exchange loss of PhP2.7 million and lower interest income.

Income Statement Analysis For the Second Quarter Ended 30 June 2005:

Revenue:
Total revenue increased by PhP27 million or 20% as compared to the same period last year. The increase is observed in all segments of the business mainly due to improved business environment and increase in traveling.

Room revenue improved by PhP16 million as a result of higher room occupancy and Average Room Rate. With the improvement in economy in the second quarter of year 2005, the Company adjusted its room rate upwards for certain segment of business and this resulted in an improvement in Revenue Per Available Room (RevPar) for the second quarter compared with same period last year.

Food and beverage (F&B) business showed an increment of PhP7 million or 15% as compared to the same period of last year. The improvement is due to higher food covers of 17,153 or 14% as compared to the same period last year.

Cost of Sales:
Cost of sales for F&B registered an increase as compared to last year. The increase is consistent with the higher F&B revenue.

Gross Profit:
Gross profit is derived after deducting cost of sales from gross revenue. Gross profit as compared to last year is higher as a result of higher revenue.

Operating Expenses:
Operating expenses include among others, payroll and related expenses, utilities, depreciation charges, rental and other fixed expenses. The increase in operating expenses as compared to the same period last year is consistent with the increase in revenue. Although there is a significant increase in total revenue, there is also a significant

increment in operating expenses. The main reason for the increase is due to higher utilities charges such as water, electricity and fuel costs. Due to worldwide jump in oil prices, energy costs of the hotel has increased significantly during the year 2005. In addition, during the year 2005, the government has mandated a minimum wage increase of about 10% which contribute to the rise in payroll and related costs.

Net Operating Income:
This is derived after deducting operating expenses from gross operating profit. The better margin is due to higher revenue.

Non-operating income:
Total non-operating income increased by PhP0.9 million as compared to the same period of last year. This is due to the total foreign exchange gain of PhP0.8 million and gain on disposal of certain assets of PhP0.1 million.

There are no material event(s) and uncertainties known to management that would address the past and would have an impact on the future operations of the following:

- Any known trends, demands, commitments, events or uncertainties that will have a material impact on the Company's liquidity.
- Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.
- Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales/revenues/income from continuing operations.
- Any significant elements of income or loss that did not arise from the Company's continuing operations.
- The causes for any material change(s) (5% or more) from period to period in one or more line items (vertical and horizontal) of the Company's financial statements.
- Any seasonal aspects that had a material effect on the financial condition or results of operations.

Management is not aware of any event that may trigger direct or contingent financial obligations that is material to the Company, including any default or acceleration of an obligation. Management is not aware of any material off-balance sheet transaction, arrangement, obligation (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons that were created during the first 6 months of 2005.

GRAND PLAZA HOTEL CORPORATION
Unaudited Balance Sheets
June 30, 2005 and 2004
(With comparative figures for the year ended December 31, 2004)
(In Philippine Pesos)

ASSETS	Unaudited June 30, 2005	Unaudited June 30, 2004	Audited Dec. 31, 2004
Current Assets			
Cash and short-term notes	234,833,460.96	240,394,843.29	276,184,820.61
Accrued interest receivable	10,719,140.52	9,789,909.03	10,362,162.11
Accounts receivable - trade	174,400,407.57	159,925,373.20	171,514,460.97
Accounts receivable - others	2,071,206.15	1,679,040.25	2,633,851.79
Provision for bad debts	(435,494.11)	(882,475.77)	(337,410.11)
Deferred tax assets/(liabilities)	7,830,546.89	6,540,171.34	7,189,373.25
Advances to associated/related companies	8,299,578.19	113,466,112.11	8,800,027.81
Inventories	9,161,614.60	9,548,312.88	11,074,731.67
Prepaid expenses	17,605,647.83	9,167,268.91	12,043,457.52
Other current assets	11,809,463.85	6,400,155.33	8,847,674.33
Total Current Assets	*476,295,572.45*	*556,028,710.57*	*508,523,307.25*
Property and Equipment	*784,188,551.38*	*805,446,950.19*	*790,175,653.90*
Investment in Stock of Associated Company	*44,082,496.95*	*44,003,258.63*	*43,631,695.49*
Deposit on Lease Contract	*78,000,000.00*	*58,000,000.00*	*78,000,000.00*
Loans Receivable	*15,500,000.00*	*15,500,000.00*	*15,500,000.00*
Other Assets			
Miscellaneous investments and deposits	5,116,790.50	5,116,790.50	5,116,790.50
Others	1,010,000.00	2,081,786.88	2,081,786.88
Total Other Assets	*6,126,790.50*	*7,198,577.38*	*7,198,577.38*
Total Assets	***1,404,193,411.28***	***1,486,177,496.77***	***1,443,029,234.02***

GRAND PLAZA HOTEL CORPORATION
Unaudited Balance Sheets
June 30, 2005 and 2004
(With comparative figures for the year ended December 31, 2004)
(In Philippine Pesos)

LIABILITIES AND STOCKHOLDERS' EQUITY	Unaudited June 30, 2005	Unaudited June 30, 2004	Audited Dec. 31, 2004
Current Liabilities			
Accounts payable	177,233,597.85	160,456,463.90	177,177,304.20
Accrued liabilities	65,522,599.64	84,010,813.96	59,102,032.27
Rental payable	2,834,622.00	45,225,000.00	3,779,496.00
Due to associated/related companies	7,965,350.10	32,565,254.91	6,597,967.72
Advances from immediate holding company - net	-	10,111,221.84	-
Refundable deposit	23,470,282.09	23,470,282.09	23,470,282.09
Deferred rental - Pagcor	7,039,027.56	6,705,019.45	7,039,027.55
Due to Byron	-	1,265,840.35	1,265,840.35
Dividend payable	88,700.00	-	88,700.00
Income tax payable	15,311,532.62	11,181,844.95	14,538,219.15
Other current liabilities	7,625,054.90	8,007,108.79	7,676,599.57
Total Current Liabilities	*307,090,766.76*	*382,998,850.24*	*300,735,468.90*
Long - Term Liabilities			
Reserves	18,664,038.95	16,945,595.70	17,477,116.34
Total Long - Term Liabilities	*18,664,038.95*	*16,945,595.70*	*17,477,116.34*
Capital Stock			
Authorized - 115,000,000 shares in 2005 and 2004 at P10.00 par value per share			
Capital stock	873,182,699.00	873,182,699.00	873,182,699.00
Premium on capital stock	11,965,903.78	11,965,903.78	11,965,903.78
Paid-in capital in excess of par - Warrants	2,691,613.81	2,691,613.81	2,691,613.81
Treasury stock	(551,388,370.00)	(439,975,320.00)	(439,975,320.00)
Retained earnings/(deficit) - beginning	676,951,752.19	583,445,562.99	583,445,562.99
Retained profit/(loss) for the period	65,035,006.79	54,922,591.25	109,209,843.20
Dividend declared	-	-	(15,703,654.00)
Total Stockholders' Equity	*1,078,438,605.57*	*1,086,233,050.83*	*1,124,816,648.78*
Total Liabilities and Stockholders' Equity	***1,404,193,411.28***	***1,486,177,496.77***	***1,443,029,234.02***

GRAND PLAZA HOTEL CORPORATION
Unaudited Income Statements
For the years ended June 30, 2005 and 2004
(With comparative figures for the year ended December 31, 2004)
(In Philippine Pesos)

	Unaudited Year-to-date June 30, 2005	Unaudited Year-to-date June 30, 2004	Audited Full Year Dec. 31, 2004
Revenue			
Rooms	152,372,347.72	127,040,527.83	263,894,829.07
Food & Beverage	104,170,859.82	96,565,354.03	204,833,415.81
Other Operated Depts.	5,617,400.06	5,869,927.02	11,713,420.35
Rental Income/Others	54,851,095.83	48,389,905.52	101,689,666.73
Total Revenue	*317,011,703.43*	*277,865,714.40*	*582,131,331.96*
Cost of Sales			
Food & Beverage	29,541,442.92	27,989,536.82	58,509,267.67
Other Operated Depts.	2,184,222.47	2,269,295.90	4,666,235.74
Total Cost of Sales	*31,725,665.39*	*30,258,832.72*	*63,175,503.41*
Gross Profit	285,286,038.04	247,606,881.68	518,955,828.55
Operating Expenses	195,036,973.85	179,821,632.65	360,516,996.48
Net Operating Income	*90,249,064.19*	*67,785,249.03*	*158,438,832.07*
Non-operating Income/(Loss)			
Interest Income	5,992,947.40	6,456,181.57	12,912,231.60
Dividend Income	-	-	25,050.00
Gain/(Loss) on Disposal of Fixed Assets	114,500.00	-	-
Exchange Gain/(Loss)	(2,742,527.65)	2,312,075.75	(16,243,733.44)
Share in Net Income/(Loss) of Associated Co.	450,801.46	(1,044,077.00)	(1,415,640.14)
Total Non-Operating Income	*3,815,721.21*	*7,724,180.32*	*(4,722,091.98)*
Net Income/(Loss) Before Tax	94,064,785.40	75,509,429.35	153,716,740.09
Provision for Income Tax	29,029,778.61	20,586,838.10	44,506,896.89
Net Income/(Loss) After Tax	***65,035,006.79***	***54,922,591.25***	***109,209,843.20***
Earnings per share	***0.85***	***0.70***	***1.39***
Diluted earnings per share	***0.85***	***0.70***	***1.39***

Notes:

In June 30, 2005 , total shares outstanding is 76,290,009 shares net of 11,028,261 treasury shares.
In June 30, 2004 and Dec. 31, 2004, total shares outstanding is 78,518,270 shares net of 8,800,000 treasury shares

GRAND PLAZA HOTEL CORPORATION
Unaudited Income Statements
For the 2nd quarters ended June 30, 2005 and 2004
(In Philippine Pesos)

	Unaudited 2nd Quarter June 30, 2005	Unaudited 2nd Quarter June 30, 2004
Revenue		
Rooms	77,052,257.73	61,433,881.78
Food & Beverage	53,674,331.55	46,180,021.42
Other Operated Depts.	2,753,961.67	2,934,726.14
Rental Income/Others	28,450,225.71	24,215,726.55
Total Revenue	*161,930,776.66*	*134,764,355.89*
Cost of Sales		
Food & Beverage	15,239,650.24	13,838,209.71
Other Operated Depts.	1,071,856.98	1,181,139.29
Total Cost of Sales	*16,311,507.22*	*15,019,349.00*
Gross Profit	145,619,269.44	119,745,006.89
Operating Expenses	100,416,507.35	91,883,774.18
Net Operating Income	*45,202,762.09*	*27,861,232.71*
Non-operating Income/(Loss)		
Interest Income	3,012,615.41	3,421,592.08
Dividend Income	-	-
Gain/(Loss) on Disposal of Fixed Assets	114,500.00	-
Exchange Gain/(Loss)	804,976.66	554,077.63
Share in Net Income/(Loss) of Associated Co.	360,923.90	(646,298.62)
Total Non-Operating Income	*4,293,015.97*	*3,329,371.09*
Net Income/(Loss) Before Tax	49,495,778.06	31,190,603.80
Provision for Income Tax	14,240,328.83	9,439,298.27
Net Income/(Loss) After Tax	***35,255,449.23***	***21,751,305.53***

GRAND PLAZA HOTEL CORPORATION
Unaudited Statements of Changes in Equity
For the years ended June 30, 2005 and 2004
(With comparative figures for the year ended December 31, 2004)
(In Philippine Pesos)

	Unaudited June 30, 2005	Unaudited June 30, 2004	Audited Dec. 31, 2004
Balance - beginning	**1,124,816,648.78**	**1,031,310,459.58**	**1,031,310,459.58**
Net income for the period	65,035,006.79	54,922,591.25	109,209,843.20
Dividends	-	-	(15,703,654.00)
Retirement of shares	-	-	-
Buyback of shares	(111,413,050.00)	-	-
Balance - end	***1,078,438,605.57***	***1,086,233,050.83***	***1,124,816,648.78***

GRAND PLAZA HOTEL CORPORATION
Unaudited Cash Flow Statements
For the years ended June 30, 2005 and 2004
(With comparative figures for the year ended December 31, 2004)
(In Philippine Pesos)

	Unaudited Year-to-date June 30, 2005	Unaudited Year-to-date June 30, 2004	Audited Full Year Dec. 31, 2004
Cash flows from operating activities			
Net income	65,035,006.79	54,922,591.25	109,209,843.20
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	13,722,956.29	23,716,025.36	39,643,967.11
Equity in net income of associated company	(450,801.46)	1,044,077.00	1,415,640.14
Provision for bad debts	435,494.11	882,475.77	337,410.11
Changes in operating assets and liabilities			
(Increase) decrease in			
Accrued interest receivable	(356,978.41)	(301,937.42)	(874,190.50)
Accounts receivable - trade	(3,223,356.71)	423,798.12	(11,165,289.65)
Accounts receivable - others	562,645.64	731,662.11	(223,149.43)
Deferred income tax	(641,173.64)	(4,987,229.82)	(5,636,431.73)
Advances to associated company	500,449.62	(24,099,860.11)	80,566,224.19
Advances to immediate holding company	210,157.30	-	(210,157.30)
Inventories	1,913,117.07	(1,255,907.40)	(2,782,326.19)
Prepaid expenses	(5,562,190.31)	(8,462,885.86)	(11,339,074.47)
Other current assets	(2,961,789.52)	814,746.64	(1,632,772.36)
Increase (decrease) in			
Accounts payable	56,293.65	12,559,098.54	29,279,938.84
Accrued liabilities	6,420,567.37	4,016,481.30	(20,892,300.39)
Rental payable	(944,874.00)	3,015,000.00	(38,430,504.00)
Due to associated company	1,367,382.38	14,143,057.70	(11,824,229.49)
Advances from immediate holding company - net	-	(272,546.63)	(10,383,768.47)
Deferred rental - Pagcor	0.01	9,316.56	343,324.66
Due to Byron	(1,265,840.35)	-	-
Dividend payable	-	(84,260.00)	4,440.00
Income tax payable	773,313.47	3,454,748.47	6,811,122.67
Other current liabilities	(51,544.67)	1,616,944.49	1,286,435.27
	75,538,834.63	81,885,396.07	153,504,152.21
Cash flows from investing activities			
Acquisition of property and equipment - net	(7,735,853.77)	(1,441,272.73)	(2,097,918.19)
Dividend (declared)/received	-	-	(15,703,654.00)
(Receipts)/Refund of deposit on lease contract	-	-	(20,000,000.00)
(Receipts)/Payments relating to other assets	1,071,786.88	-	-
Buyback of shares - net	(111,413,050.00)	-	-
	(118,077,116.89)	(1,441,272.73)	(37,801,572.19)
Cash flows from financing activities			
Increase/(Decrease) in reserves	1,186,922.61	615,749.77	1,147,270.41
	1,186,922.61	615,749.77	1,147,270.41
Net increase in cash and short-term notes	(41,351,359.65)	81,059,873.11	116,849,850.43
Cash and short-term notes, Beginning	276,184,820.61	159,334,970.18	159,334,970.18
Cash and short-term notes, Ending	**234,833,460.96**	**240,394,843.29**	**276,184,820.61**

GRAND PLAZA HOTEL CORPORATION
Unaudited Cash Flow Statements
For the 2nd quarters ended June 30, 2005 and 2004
(In Philippine Pesos)

	Unaudited 3rd quarter June 30, 2005	Unaudited 3rd quarter June 30, 2004
Cash flows from operating activities		
Net income	35,255,449.23	21,751,305.53
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	6,766,249.42	11,841,540.57
Equity in net income of associated company	(360,923.90)	646,298.62
Provision for bad debts	435,494.11	882,475.77
Changes in operating assets and liabilities		
(Increase) decrease in		
Accrued interest receivable	(154,466.25)	(61,598.28)
Accounts receivable - trade	(2,078,426.50)	(1,874,617.33)
Accounts receivable - others	1,019,032.63	262,013.52
Deferred income tax	(2,562,214.44)	(2,556,317.98)
Advances to associated company	7,755,040.80	(15,891,022.35)
Advances to immediate holding company	55,000.00	-
Inventories	1,788,025.07	(1,253,972.87)
Prepaid expenses	1,566,372.55	(1,974,905.56)
Other current assets	(2,373,101.19)	(945,675.24)
Increase (decrease) in		
Accounts payable	(627,363.15)	2,064,688.80
Accrued liabilities	(191,123.23)	2,247,793.63
Rental payable	-	1,507,500.00
Due to associated company	(3,422,295.74)	8,296,164.19
Deferred rental - Pagcor	(21,042,398.42)	(20,040,374.09)
Due to Byron	(1,265,840.35)	-
Dividend payable	-	(84,260.00)
Income tax payable	5,565,083.76	254,446.26
Other current liabilities	(2,267,326.08)	(298,826.95)
	23,860,268.32	4,772,656.24
Cash flows from investing activities		
Acquisition of property and equipment - net	(4,526,762.86)	(0.00)
(Receipts)/Payments relating to other assets	1,071,786.88	-
Buyback of shares	(111,413,050.00)	-
	(114,868,025.98)	(0.00)
Cash flows from financing activities		
Increase/(Decrease) in reserves	1,574,878.51	588,282.58
	1,574,878.51	588,282.58
Net increase in cash and short-term notes	(89,432,879.15)	5,360,938.82
Cash and short-term notes, Beginning	324,266,340.11	235,033,904.47
Cash and short-term notes, Ending	**234,833,460.96**	**240,394,843.29**

Grand Plaza Hotel Corporation
Aging Report As At 30 June 2005

Customer Type	0 to 8 days	9 to 30 days	31 to 60 days	61 to 90 days	91 to 120 days	Over 120 days	Total	%
Airlines	627,873	536,276	631,593	92,057	1,648	3,302	1,892,749	6.45%
Credit card	1,062,730						1,062,730	3.62%
PAGCOR	2,083,700	6,405,213	539,656	266,957	27,988	73,423	9,396,937	32.02%
Individual - local	614	2,164				284,770	287,548	0.98%
Company - local	799,760	6,611,611	2,114,045	1,482,393	144,228	17,046	11,169,083	38.06%
Overpayment	(21,748)	(46,251)	(63,943)	(27,112)	(38,997)	(482,022)	(680,073)	-2.32%
Permanent accounts	97,560	14,504	11,006		785	5,275	129,130	0.44%
Staff ledger	2919		4,017				6,936	0.02%
Employee charges			278	3,729	1,087	20,979	26,073	0.09%
Travel Agent - Local	933,805	1,754,997	978,756	186,022	1,640	4,045	3,859,265	13.15%
Temporary credit	76,737	61,300	48,714				186,751	0.64%
Travel Agent - Foreign	815,209	960,522	230,682				2,006,413	6.84%
TOTAL	6,479,158	16,300,336	4,494,804	2,004,046	138,379	(73,182)	29,343,541	100.00%
%	22.08%	55.55%	15.32%	6.83%	0.47%	-0.25%	100.00%	

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-Aug-2005 17:43:47
Announcement No.	00081

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of Half Year Results of Subsidiary Company, CDL Hotels New Zealand Limited
Description	We attach herewith the results announcement for the half year ended 30 June 2005 issued by CDL Hotels New Zealand Limited on 4 August 2005, for your information.

Attachments:

- CHNZ-InterimReport.pdf
- CHNZ-IncomStmt.pdf
- CHNZ-ChairmansReview.pdf
- CHNZ-PressRelease.pdf

Total size = **3202K**
(2048K size limit recommended)
Total attachment size has exceeded the recommended value

PRELIMINARY *HALF YEAR/~~FULL YEAR~~ REPORT ANNOUNCEMENT

CDL HOTELS NEW ZEALAND LIMITED
(Name of Listed Issuer)

For Half Year/~~Full Year~~ Ended 30-Jun-05
(referred to in this report as the "current half year/~~full year~~")

Preliminary *half year/~~full year~~ report on consolidated results (including the results for the previous corresponding *half/~~full~~ year) in accordance with Listing Rule 10.4.2.
This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note [X] attached] and is based on *~~audited~~/unaudited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is is to be attached.
The Listed Issuer *has/~~does not have~~ a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

1 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	Consolidated Statement Financial Performance: Current *half/~~full~~ Year $NZ'000	*Up/(Down) %	Previous corresponding *half/~~full~~ year $NZ'000
1.1 OPERATING REVENUE			
(a) Trading Revenue	74,587	(13.2%)	85,944
(b) Other Revenue	3,392	463.5%	602
(c) Total Operating Revenue	77,979	(9.9%)	86,546
1.2 OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE TAXATION	18,054	4.8%	17,225
(a) Less taxation on operating result	4,240		4,898
1.3 OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX	13,814	12.1%	12,327
(a) Extraordinary Items after Tax [detail in Item 3]			
(b) Unrealised net change in value of investment properties			
1.4 NET *SURPLUS ~~(DEFICIT)~~ FOR THE PERIOD	13,814	12.1%	12,327
(a) Net *Surplus ~~(Deficit)~~ attributable to minority interests	3,148		3,657
1.5 NET SURPLUS ~~(DEFICIT)~~ ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	10,666	23.0%	8,670

2 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR *HALF YEAR/~~FULL YEAR~~	Consolidated Statement of Financial Performance: Current *half/~~full~~ year $NZ'000	Previous corresponding *half/~~full~~ year $NZ'000
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
(a) Interest revenue included in Item 1.1(b)	2,666	556
(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)		
(c) Equity earnings (gain/loss) (detail - Item 16)		
(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	(1,518)	(2,612)
(e) Leasing and renting expenses	(5,542)	(5,508)
(f) Depreciation	(4,132)	(5,265)
(g) Diminuton in the value of assets (other than depreciation)		
(h) Amortisation of goodwill		
(i) Amortisation of other intangible assets	(314)	(306)
(j) Impairment of goodwill		
(k) Impairment of other intangible assets		

	Consolidated Statement of Financial Performance	
	Current *half/full Year $NZ'000	Previous corresponding *half/full Year $NZ'000
2.2 SUPPLEMENTARY ITEMS		
(a) # Interest costs excluded from Item 2.1(d) and capitalised		(3)
(b) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(c) Unrecognised differences between the carrying value and market value of publicly traded investments		

#Items marked in this way need to be shown only there their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP	Group - Current *Half Year/~~Full Year~~	
	Operating Revenue $NZ'000	Operating Surplus $NZ'000
DETAILS AND COMMENTS		
Discontinued Activities:		
(Disclose Operating Revenue and Operating Surplus)	Not applicable	
TOTAL DISCONTINUED ACTIVITIES		
Material Unusual (including Non Recurring) Items (included in 1.2)		
Description:	Not applicable	
TOTAL MATERIAL NON RECURRING ITEMS		
Extraordinary Items (Ref. Item 1.3(a))		
Description:	Not applicable	
TOTAL EXTRAORDINARY ITEMS		

4 STATEMENT OF MOVEMENTS IN EQUITY	Statement of Movements in Equity: Current *half/full year $NZ'000	Previous corresponding *half/full year $NZ'000
4.1 *NET SURPLUS ~~(DEFICIT)~~ ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	10,666	8,670
(a) *Net Surplus ~~(Deficit)~~ attributable to minority interest	3,148	3,657
4.2 OTHER RECOGNISED REVENUE AND EXPENSES		
(a) *Increases (decreases) in revaluation reserves		
(b) Current Translation Differences	15	(3,697)
(c) Minority interest in other recognised revenue and expenses	10	(3,589)
4.3 TOTAL RECOGNISED REVENUES AND EXPENSES	13,839	5,041
4.4 OTHER MOVEMENTS		
(a) Contributions by Owners		
(b) Distributions to Owners	(7,335)	(4,890)
(c) Other	(3,573)	(19,386)
4.5 EQUITY AT BEGINNING OF HALF YEAR/~~FULL YEAR*~~	408,694	390,991
4.6 EQUITY AT END OF HALF YEAR/~~FULL YEAR~~	411,625	371,756

5 EARNINGS PER SECURITY Calculation of basic and fully diluted EPS in accordance with IAS33: Earnings Per Share	Earnings Per Security Current *half/full year $NZ'000	Previous corresponding *half/full year $NZ'000
(a) Basic EPS	3.05	2.48
(b) Diluted EPS (if materially different from (a))		

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII) attac		
(a) Name of subsidiary or group of subsidiaries	N/A	KIN Holdings Lim
(b) Percentage of ownership acquired	N/A	61.30%
(c) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4)	N/A	(16)
(d) Date from which such contribution has been calculated	N/A	21-Jun-04
	N/A	

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)		
(a) Name of subsidiary or group of subsidiaries	N/A	Kingsgate Intern
(b) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4)	N/A	3,095
(c) Date from which such contribution has been calculated	N/A	37,987
(d) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4) for the previous corresponding half year/~~full year~~	N/A	1,838
(e) Contribution to consolidated net *Surplus ~~(Deficit)~~ (Item 1.4) from sale of subsidiary	N/A	$ nil

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/ /~~full year~~ in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/~~full year~~ report:

SEGMENTS

Industry

- Operating revenue:
  * Sales to customers outside the group
  * Intersegment sales
  * Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Refer to separate schedule of Note 8

Geographical

- Operating revenue:
  * Sales to customers outside the group
  * Intersegment sales
  * Unallocated revenue
- Total revenue [consolidated total equal to Item 1.
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Refer to separate schedule of Note 8

(Note (VIII) attached has particular relevance for the preparation) 9 CURRENT ASSETS:	Consolidated Statement of Financial Position At end of current half/full Year $NZ'000	As shown in last Annual Report $NZ'000	If half yearly as shown in last half yearly report $NZ'000
(a) Cash	80,672	89,363	11,405
(b) Trade receivables	15,010	16,566	12,548
(c) Inventories	1,589	1,519	1,468
(d) Development Properties	40,049	40,961	15,951
(e) Other assets, current		668	
(f) Hotel property for resale within current year		13,495	
(g) Investment Properties	18,940	18,939	
TOTAL CURRENT ASSETS	156,260	181,511	41,372
9.1 NON-CURRENT ASSETS			
(a) Trade receivables			
(b) Investment Properties			127,186
(c) Development Properties	103,607	74,409	89,708
(d) Property, plant and equipment	222,976	224,090	215,755
(e) Goodwill	2,831	3,730	3,722
(f) Deferred Taxation Assets			
(g) Other Intangible Assets	2,942	2,335	2,690
(h) Other assets, non current			
9.2 TOTAL NON-CURRENT ASSETS	332,356	304,564	439,061
9.3 TOTAL ASSETS	488,616	486,075	480,433
9.4 CURRENT LIABILITIES			
(a) Trade Creditors	17,563	20,576	18,750
(b) Income in advance, current			
(c) Secured loans/ bank overdrafts	1,515		1,960
(d) Unsecured loans			
(e) Provisions, current	1,213		111
(f) Other liabilities, current			
TOTAL CURRENT LIABILITIES	20,291	20,576	20,821
9.5 NON-CURRENT LIABILITIES			
(a) Accounts payable, non-current			
(b) Secured loans	41,321	41,325	78,550
(c) Unsecured loans			
(d) Provisions, non-current	2,681	2,531	2,852
(e) Deferred Taxation Liability, non-current	12,698	12,949	6,454
(f) Other liabilities, non-current			
9.6 TOTAL NON-CURRENT LIABILITIES	56,700	56,805	87,856
9.7 TOTAL LIABILITIES	76,991	77,381	108,677
9.8 NET ASSETS	411,625	408,694	371,756
9.9 SHAREHOLDERS' EQUITY			
(a) Share capital (optional)	430,245	430,245	430,245
(b) Reserves (optional) (i) Revaluation reserve	55,645	57,625	52,441
(ii) Other reserves	(5,909)	(5,922)	(5,641)
(c) Retained Surplus (accumulated Deficit) (optional)	(174,541)	(177,716)	(201,971)
9.10 SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	305,440	304,232	275,074
(a) Minority equity interests in subsidiaries	106,185	104,462	96,682
9.11 TOTAL SHAREHOLDERS' EQUITY	411,625	408,694	371,756
(a) Returns on Assets (%) (EBIT divided by Total Assets)	3.5%	10.5%	4.0%
(b) Return on Equity (%) (Net Income divided by Shareholders' Equity)	2.6%	9.8%	2.3%
(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders' Equity)	18.7%	18.9%	29.2%

	Consolidated Statement of cashflows for *half/full year	
(See Note (IX) attached) **10 CASH FLOWS RELATING TO OPERATING ACTIVITIES**	Current *half/full year $NZ'000	Corresponding *half/full year $NZ'000
(a) Receipts from customers	76,116	94,179
(b) Interest received	2,666	556
(c) Dividends received		1
(d) Payments to suppliers and employees	(64,751)	(71,922)
(e) Interest paid	(1,518)	(2,615)
(f) Income taxes paid	(2,616)	(3,210)
(g) Other cash flows relating to operating activities		
NET OPERATING FLOWS	9,897	16,989

(See Note (IX) attached) **11 CASH FLOWS RELATING TO INVESTING ACTIVITIES**		
(a) Cash proceeds from sale of property, plant and equipment	12,301	433
(b) Cash proceeds from sale of equity investments		71,826
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(23,582)	(4,253)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Other cash flows relating to investing activities		(83,559)
NET INVESTING CASH FLOWS	(11,281)	(15,553)

(See Note (IX) attached) **12 CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
(a) Cash proceeds from issue of shares, options, etc.		
(b) Borrowings		
(c) Repayment of borrowings	(4)	(6,167)
(d) Dividends paid	(9,291)	(6,387)
(e) Other cash flows relating to financing activities		
NET FINANCING CASH FLOWS	(9,295)	(12,554)

(See Note (IX) attached)		
13 NET INCREASE (DECREASE IN CASH HELD)	(10,679)	(11,118)
(a) Cash at beginning of *half year/full year	89,363	20,244
(b) Exchange rate adjustments to Item 12.3(a) above	473	319
(c) CASH AT END OF *HALF YEAR/FULL YEAR	79,157	9,445

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows:

Not applicable

15 RECONCILIATION OF CASH	Current *half/full Year NZ$'000	Previous Corresponding *half/full year NZ$'000
For the purposes of the above Statement of cash flows, cash includes:		
Cash at the end of the *half year/full year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:		
Cash on hand and at bank	4,281	1,569
Deposits at call	76,391	9,836
Bank overdraft	(1,515)	(1,960)
Other (provide details eg Term Deposits		
Total = Cash at End of *Half/Full Year (Item 13(c) above)	79,157	9,445

16 EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group's share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1 GROUP SHARE OF RESULTS OF ASSOCIATES

	Equity Earnings	
	Current *half/full year $NZ'000	Previous corresponding *half/full year $NZ'000
(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX		
(b) Less tax	Not applicable	
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX		
(i) Extraordinary items		
(d) NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX		

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *Half/Full Year		Contribution to net *surplus (deficit) (Item 1.5)	
	Current *Half/Full Year	Previous Corresponding *Half/Full Year	Current *Half/Full Year NZ$'000	Previous Corresponding *Half/Full Year NZ$'000
Equity Accounted Associates			Equity Accounted in current year	
Not applicable				
Other Material Interests			Not Equity Accounted in current year	
Not applicable				

(b) Investments in Associates

	Current *half/full Year $NZ'000	Previous Corresponding *half/full year $NZ'000
Carrying value of investments in associates beginning of half year/ full year		
Share of changes in associates' post acquisition surpluses/and reserves:		
- Retained surplus		
- Reserves	Not applicable	
Net goodwill amortisation and impairment adjustments in the period		
Less Dividends received in the period		
Equity carrying value of investments at the end of half year/full year		
Amount of goodwill included in carrying value at end of that half year/full year		

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT *HALF YEAR/~~FULL YEAR~~

Category of Securities	Number Issued	Quoted	Number Cents	Paid-Up Value (If not fully pai
PREFERENCE SHARES:				
# (Description)				
Issued during current *half year/full year		Not applicable		
ORDINARY SHARES:				
Balance brought forward	#########		349,598,066	25.00
Issued during current *half year/~~full year~~	-		-	
Balance at half year	#########		349,598,066	25.00
CONVERTIBLE NOTES				
# (Description)				
Issued during current *half year/full year		Not applicable		

OPTIONS:	Issued	Quoted	Exercise Price	Expiry Date
Issued during current *half year/full year		Not applicable		

DEBENTURES - Totals only:		$	
UNSECURED NOTES - Totals only:		$	
OTHER SECURITIES		$	$

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a) Material factors affecting the revenues and expenses of the group for the current *half/~~full~~ year
All numbers are prepared in accordance with New Zealand equivalents to International Financial Reporting S - refer to Chairman's Review and attached condensed consolidated interim financial statements.

(b) Significant trends or events since end of current *half/~~full~~ year
All numbers are prepared in accordance with New Zealand equivalents to International Financial Reporting S - refer to Chairman's Review and attached condensed consolidated interim financial statements.

(c) Changes in accounting policies since last Annual Report and/or last Half Yearly to be disclosed
All numbers are prepared in accordance with New Zealand equivalents to International Financial Reporting S - refer to Chairman's Review and attached condensed consolidated interim financial statements.

(d) Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer's financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain
All numbers are prepared in accordance with New Zealand equivalents to International Financial Reporting S - refer to Chairman's Review and attached condensed consolidated interim financial statements.

(e) Management's discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty
All numbers are prepared in accordance with New Zealand equivalents to International Financial Reporting S - refer to Chairman's Review and attached condensed consolidated interim financial statements.

(f) Other comments
Nil

19 DIVIDEND

(a) Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share)

3.62%

(b) Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)

3.58%

20 ANNUAL MEETING (if full year report)

(a) To be held at

Not applicable

(b) Date 200 Time

(c) Approximate date of availability of Annual Report

If this *half year/~~full year~~ report was approved by resolution of the Board of Directors, please indicate date of meeting:

4th August 2005

(signed by) Authorised Officer of Listed Issuer

4th August 2005

(date)

***Delete as required**

CDL Hotels New Zealand Limited

Half Year ended 30 June 2005

Note 8 - Reports for industry and geographic segments

(a) Business Segments

	Hotel		* Property		Consolidated	
	2005	2004	2005	2004	2005	2004
	NZD000's	NZD000's	NZD000's	NZD000's	NZD000's	NZD000's
Segment Revenue	65,132	62,557	12,847	23,989	77,979	86,546
Segment Profit for the period before taxation	11,046	8,569	7,008	8,656	18,054	17,225
Income Tax Expense					(4,240)	(4,898)
Profit for the Period					13,814	12,327

*Note: * Property business segment includes the operations of the Birkenhead Point Shopping Centre and Marina, Sydney Australia, which were sold in November 2004. Revenue for the period $nil (2004 :$8,764) Profit for the period before taxation $nil (2004: $2,345).*

(b) Geographic Segments

	New Zealand		Australia		Consolidated	
	2005	2004	2005	2004	2005	2004
	NZD000's	NZD000's	NZD000's	NZD000's	NZD000's	NZD000's
Segment Revenue	74,515	77,050	3,464	9,496	77,979	86,546
Segment Profit for the period before taxation	16,088	13,979	1,966	3,246	18,054	17,225
Income Tax Expense					(4,240)	(4,898)
Profit for the Period					13,814	12,327

CDL Hotels New Zealand Limited and Subsidiaries
Condensed Consolidated Interim Income Statement
for the six months ended 30 June 2005 (unaudited)

DOLLARS IN THOUSANDS	Unaudited 6 months to 30/6/05	Unaudited 12 months to 31/12/04	Unaudited 6 months to 30/6/04
Revenue	**74,587**	**174,736**	**85,944**
Cost of Sales	(30,313)	(70,769)	(37,734)
Gross Profit	44,274	103,967	48,210
Interest Income	2,666	1,302	554
Other Operating Income	726	4,569	48
	47,666	109,838	48,812
Administrative Expenses	(17,081)	(34,158)	(18,236)
Other Operating Expenses	(11,013)	(23,577)	(10,739)
Operating Profit Before Finance Costs	19,572	52,103	19,837
Finance Costs	(1,518)	(5,055)	(2,612)
Profit Before Taxation	**18,054**	**47,048**	**17,225**
Income Tax Expense	(4,240)	(8,976)	(4,898)
Net Profit After Taxation	**13,814**	**38,072**	**12,327**
Attributable to:			
Equity holders of the Parent	10,666	24,819	8,670
Minority Interest	3,148	13,253	3,657
	13,814	38,072	12,327

CDL Hotels New Zealand Limited and Subsidiaries
Condensed Consolidated Interim Income Statement
for the six months ended 30 June 2005 (unaudited)

DOLLARS IN THOUSANDS	Unaudited 6 months to 30/6/05	Unaudited 12 months to 31/12/04	Unaudited 6 months to 30/6/04
DETAILS OF SPECIFIC RECEIPTS / OUTLAYS, REVENUES / EXPENSES			
Amortisation of Other Intangibles	(314)	(611)	(306)
Audit Fees	(160)	(288)	(125)
Depreciation	(4,132)	(8,433)	(5,265)
Interest Income	2,666	1,302	556
Interest Expense	(1,518)	(5,055)	(2,612)
Interest Costs capitalised into Assets	-	(3)	(3)
Change in fair value of derivative financial instrument	11	(2)	-
Leasing and Rental Expenses	(5,542)	(12,024)	(5,508)
Profit on Sale of Hotel	715	-	-
Loss on disposal of other fixed assets	(100)	(913)	(348)
Earnings Per Share (Cents)			
- Basic	3.05c	7.10c	2.48c
- Diluted	3.05c	7.10c	2.48c

CDL Hotels New Zealand Limited and Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended 30 June 2005 (unaudited)

	Attributable to Equity Holders of the Parent							
DOLLARS IN THOUSANDS	Share Capital	Revaluation Reserves	Exchange Reserves	Accumulated Losses	Treasury Stock	Total	Minority Interests	Total Equity
Balance at 1 January 2004	**430,330**	**52,441**	**(1,944)**	**(204,789)**	**(85)**	**275,953**	**115,038**	**390,991**
Movement in Exchange Translation Reserve	-	-	(3,697)	-	-	(3,697)	(3,589)	(7,286)
Income and Expense recognised directly in Equity	-	-	(3,697)	-	-	(3,697)	(3,589)	(7,286)
Net Profit for the Period	-	-	-	8,670	-	8,670	3,657	12,327
Total Recognised Revenue and Expenses	**-**	**-**	**(3,697)**	**8,670**	**-**	**4,973**	**68**	**5,041**
Dividends paid to:								
Equity holders of the Parent	-	-	-	(4,890)	-	(4,890)	-	(4,890)
Minority Interests	-	-	-	-	-	-	(1,497)	(1,497)
Movement in Minority Interest	-	-	-	-	-	-	(18,090)	(18,090)
Other Movement on Acquisition of Minority Interest	-	-	-	(962)	-	(962)	1,163	201
Balance at 30 June 2004	**430,330**	**52,441**	**(5,641)**	**(201,971)**	**(85)**	**275,074**	**96,682**	**371,756**

	Attributable to Equity Holders of the Parent							
DOLLARS IN THOUSANDS	Share Capital	Revaluation Reserves	Exchange Reserves	Accumulated Losses	Treasury Stock	Total	Minority Interests	Total Equity
Balance at 1 January 2004	**430,330**	**52,441**	**(1,944)**	**(204,789)**	**(85)**	**275,953**	**115,038**	**390,991**
Revaluation of Fixed Assets	-	13,024	-	-	-	13,024	2,440	15,464
Transfer of Realised Profit	-	(7,840)	-	7,840	-	-	-	-
Movement in Exchange Translation Reserve	-	-	(3,978)	-	-	(3,978)	(3,768)	(7,746)
Income and Expense recognised directly in Equity	-	5,184	(3,978)	7,840	-	9,046	(1,328)	7,718
Net Profit for the Year	-	-	-	24,820	-	24,820	13,252	38,072
Total Recognised Revenue and Expenses	**-**	**5,184**	**(3,978)**	**32,660**	**-**	**33,866**	**11,924**	**45,790**
Dividends paid to:								
Equity holders of the Parent	-	-	-	(4,890)	-	(4,890)	-	(4,890)
Minority Interests	-	-	-	-	-	-	(1,958)	(1,958)
Movement in Minority Interest	-	-	-	-	-	-	(21,990)	(21,990)
Other Movement on Acquisition of Minority Interest	-	-	-	(697)	-	(697)	1,448	751
Balance at 31 December 2004	430,330	57,625	(5,922)	(177,716)	(85)	304,232	104,462	408,694

CDL Hotels New Zealand Limited and Subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended 30 June 2005 (unaudited)

	Attributable to Equity Holders of the Parent							
DOLLARS IN THOUSANDS	Share Capital	Revaluation Reserves	Exchange Reserves	Accumulated Losses	Treasury Stock	Total	Minority Interests	Total Equity
Balance at 1 January 2005	**430,330**	**57,625**	**(5,922)**	**(177,716)**	**(85)**	**304,232**	**104,462**	**408,694**
Movement in Exchange Translation Reserve	-	-	15	-	-	15	10	25
Income and Expense recognised directly in Equity	-	-	15	-	-	15	10	25
Transfer of Realised Profit	-	(1,980)	-	-	-	(1,980)	-	(1,980)
Net Profit for the Period	-	-	-	10,666	-	10,666	3,148	13,814
Total Recognised Revenue and Expenses	**-**	**(1,980)**	**15**	**10,666**	**-**	**8,701**	**3,158**	**11,859**
Dividends paid to:								
Equity holders of the Parent	-	-	-	(7,335)	-	(7,335)	-	(7,335)
Minority Interests	-	-	-	-	-	-	(1,956)	(1,956)
Movement in Minority Interest	-	-	(2)	(156)	-	(158)	521	363
Balance at 30 June 2005	**430,330**	**55,645**	**(5,909)**	**(174,541)**	**(85)**	**305,440**	**106,185**	**411,625**

CDL Hotels New Zealand Limited and Subsidiaries
Condensed Consolidated Interim Balance Sheet
as at 30 June 2005 (unaudited)

DOLLARS IN THOUSANDS	Unaudited to 30/6/05	Unaudited 31/12/04	Unaudited to 30/6/04
SHAREHOLDERS' EQUITY			
Issued Capital	430,330	430,330	430,330
Reserves	(124,805)	(126,013)	(155,171)
Treasury Stock	(85)	(85)	(85)
Minority Interests	106,185	104,462	96,682
Total Equity	**411,625**	**408,694**	**371,756**
Represented by:			
NON CURRENT ASSETS			
Property, Plant and Equipment	222,976	224,090	215,755
Investment Properties	-	-	127,186
Development Properties	103,607	74,409	89,708
Intangible Assets	5,773	6,065	6,412
Total Non Current Assets	**332,356**	**304,564**	**439,061**
CURRENT ASSETS			
Cash	80,672	89,363	11,405
Trade and Other Receivable	15,010	16,566	12,548
Inventories	1,589	1,519	1,468
Income Tax Receivable	-	668	-
Hotel Property Held for Sale	-	13,495	-
Investment Properties for Resale	18,940	18,939	-
Development Properties for Resale	40,049	40,961	15,951
Total Current Assets	**156,260**	**181,511**	**41,372**
Total Assets	**488,616**	**486,075**	**480,433**
NON CURRENT LIABILITIES			
Term Borrowings	41,321	41,325	78,550
Provisions	2,681	2,531	2,852
Provision for Deferred Taxation	12,698	12,949	6,454
Total Non Current Liabilities	**56,700**	**56,805**	**87,856**
CURRENT LIABILITIES			
Bank Overdraft	1,515	-	1,960
Trade and Other Payables	16,856	17,522	17,127
Related Parties	707	1,054	623
Provisions	-	2,000	1,000
Income Tax Payable	1,213	-	111
Total Current Liabilities	**20,291**	**20,576**	**20,821**
Total Liabilities	**76,991**	**77,381**	**108,677**
Net Assets	**411,625**	**408,694**	**371,756**

CDL Hotels New Zealand Limited and Subsidiaries
Condensed Consolidated Interim Statement of Cashflows
for the six months ended 30 June 2005 (unaudited)

DOLLARS IN THOUSANDS	Unaudited 6 months to 30/6/05	Unaudited 6 months to 30/6/04
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash was provided from:		
Receipts from Customers	76,116	94,179
Interest Received	2,666	556
Dividends Received	-	1
	78,782	94,736
Cash was applied to:		
Payments to Suppliers and Employees	(64,751)	(71,922)
Interest Paid	(1,518)	(2,612)
Capitalised Interest on Development Properties	-	(3)
Income Tax Paid	(2,616)	(3,210)
	(68,885)	(77,747)
Net Cash Inflow from Operating Activities	**9,897**	**16,989**
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash was provided from:		
Sale of Fixed Assets	12,301	433
Cash Proceeds from Sale of Investments	-	71,826
	12,301	72,259
Cash was applied to:		
Cash Paid for the Purchase of Fixed Assets	(3,196)	(4,253)
Cash Paid for the Purchase of Investments	(20,386)	(83,559)
	(23,582)	(87,812)
Net Cash Outflow From Investing Activities	**(11,281)**	**(15,553)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash was applied to:		
Repayment of Borrowings	(4)	(6,167)
Dividends Paid	(9,291)	(6,387)
	(9,295)	(12,554)
Net Cash Outflow from Financing Activities	**(9,295)**	**(12,554)**
Net Decrease in Cash Held	**(10,679)**	**(11,118)**
Add Opening Cash and Cash Equivalents	**89,363**	**20,244**
Exchange Rate Adjustment	473	319
Closing Cash and Cash Equivalents	**79,157**	**9,445**
Cash	80,672	11,405
Bank Overdrafts	(1,515)	(1,960)
Cash and cash equivalents	**79,157**	**9,445**

CDL Hotels New Zealand Limited and Subsidiaries
Condensed Consolidated Reconciliation of Net Profit After Taxation with Net Cash Flows from Operating Activities
for the six months ended 30 June 2005

DOLLARS IN THOUSANDS	Unaudited 6 months to 30/6/05	Unaudited 6 months to 30/6/04
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit for the period:	13,814	12,327
Adjustments for:		
Depreciation	4,132	5,265
Amortisation of Intangibles	314	306
Movement in Deferred Tax	(252)	176
(Gain)/ Loss on Sale of Fixed Assets	(615)	348
	17,393	18,422
(Increase)/ decrease in Trade and Other Receivables	1,555	7,086
(Increase)/ decrease in Inventories	(70)	(7)
(Increase)/ decrease in Development Properties	(7,894)	(8,320)
Increase/ (decrease) in Trade and Other Payables	(1,418)	4
Increase/ (decrease) in Income Tax Payables	4,492	4,560
Increase/ (decrease) in Related Parties	(27)	1,069
Cash generated from Operations	14,031	22,814
Interest paid (including Capitalised Interest)	(1,518)	(2,615)
Income tax paid	(2,616)	(3,210)
Net Cash Inflow from Operating Activities	**9,897**	**16,989**

1. Significant accounting policies

CDL Hotels New Zealand Limited (the "Company") is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. CDL Hotels New Zealand Limited is an issuer in terms of the Financial Reporting Act 1993. The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2005 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities.

The condensed consolidated interim financial statements were authorised for issuance on 4th August 2005.

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with New Zealand equivalents to International Financial Reporting Standards (NZ IFRSs) adopted by the Accounting Standards Review Board (ASRB), based on the IFRS (formerly IAS) adopted by the International Accounting Standards Board (IASB) and interpretations issued by the Standing Interpretations Committee of the IASB. These are the Group's first NZ IFRS condensed consolidated interim financial statements for part of the period covered by the first NZ IFRS annual financial statements and NZ IFRS 1 *First-time adoption of New Zealand Equivalents to International Financial Reporting Standards* has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

An explanation of how the transition to NZ IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in note 6 below. This note includes reconciliations of equity and profit or loss for comparative periods reported under generally accepted accounting practice in New Zealand (NZ GAAP) to those reported for those periods under NZ IFRSs.

(b) Basis of preparation

The financial statements have been prepared in accordance with the requirements of the Companies Act 1993, Financial Reporting Act 1993 and NZ GAAP.

The financial statements are presented in New Zealand Dollars, rounded to the nearest thousand. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, investment property and hotel land and buildings.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of interim financial statements in conformity with NZ IAS 34 *Interim Financial Reporting* requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

These condensed consolidated interim financial statements have been prepared on the basis of NZ IFRSs in issue that are effective or available for early adoption at the Group's first NZ IFRS annual reporting date, 31 December 2005. Based on these NZ IFRS, the Board of Directors have made assumptions about the accounting policies expected to be adopted when the first NZ IFRS annual financial statements are prepared for the year ended 31 December 2005.

The NZ IFRSs that will be effective or available for voluntary early adoption in the annual financial

statements for the period ended 31 December 2005 are still subject to change and to the issue of additional interpretation(s) and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first NZ IFRS financial statements are prepared at 31 December 2005.

The preparation of the condensed consolidated interim financial statements in accordance with NZ IAS 34 resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under previous NZ GAAP. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening NZ IFRS balance sheet at 1 January 2004 for the purposes of the transition to NZ IFRSs, as required by NZ IFRS 1. The impact of the transition from previous NZ GAAP to NZ IFRSs is explained in note 6 below.

The Group has applied the transitional adoption rules of NZ IAS 32: *Financial Instruments (Disclosure and presentation)* and NZ IAS 39: *Financial Instruments (Recognition and measurement)*. The Group has therefore applied these standards, and the related accounting policies (c) and (d), only with effect for the current period from 1 January 2005 and not within the comparative financial periods. A reconciliation showing the impact on the financial statements of the adoption of these standards from 1 January 2005 is set out in note 6 below.

The accounting policies have been applied consistently throughout the Group for purposes of these condensed consolidated interim financial statements.

(c) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

(d) Hedging

Hedge of monetary assets and liabilities
When a derivative financial instrument is used as an economic hedge of the interest rate exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss on the hedging instrument is recognised in profit or loss.

(e) Property, plant and equipment

Initial recording

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, except where certain assets have been revalued. The cost of purchased property, plant and equipment is the value of the consideration given to acquire the assets and the value of other directly attributable costs, which have been incurred in bringing the assets to the location and condition necessary for their intended service. Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Subsequent measurement

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

Revaluation

Land and buildings are shown at fair value, based on a triennial cycle, valuations by independent registered valuers less subsequent depreciation for buildings. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. Any decrease in value that offset a previous increase in value of the same asset is charged against reserves in equity, any other decrease in value is charged to the income statement.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

Building core	50 years or lease term if shorter
Building surfaces and finishes	30 years or lease term if shorter
Plant and machinery	15 - 20 years
Furniture and equipment	10 years
Soft furnishings	5 - 7 years
Computer equipment	5 years
Motor vehicles	4 years

No residual values are ascribed to building surfaces and finishes. Residual values ascribed to building core depend on the nature, location and tenure of each property. Residual values are reassessed annually.

Capital expenditure on major projects is recorded separately within fixed assets as capital work in progress. Once the project is complete the balance is transferred to the appropriate fixed asset categories. Capital work in progress is not depreciated.

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

Operating supplies are treated as a base stock and renewals and replacements of such stocks are written off to the profit and loss as incurred.

(f) Cash and cash equivalents

Cash and cash equivalents comprises cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(g) Non-current assets held for sale

Non-current assets are classified as held for sale when their disposal is considered highly probable. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up to date in accordance with applicable NZ IFRSs. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even for assets measured at fair value, as are gains and losses on subsequent remeasurement.

(h) Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses.

(i) Impairment

The carrying amounts of the Group's assets, other than investment property, inventories, employee benefit assets and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill and intangible assets that have an indefinite useful life the recoverable amount is estimated at each annual balance sheet date. These were tested for impairment at 1 January 2004, the date of transition to NZ IFRSs, even though no indication of impairment existed.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in profit or loss unless the asset is recorded at a revalued amount in which case it is treated as a revaluation decrease.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

(i) Calculation of recoverable amount

The recoverable amount of the Group's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

(j) Employee Long-term service benefits

The Group's net obligation in respect of long-term service benefits, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using their present remuneration and an assessment of likelihood the liability will arise.

(k) Revenue

Turnover represents amounts derived from:

- The ownership, management and operation of hotels: recognised on an accruals basis to match the provision of the related goods and services;
- Income from property rental: recognised on an accruals basis, straight line over the lease period. Lease incentives granted are recognised as an integral part of the total rental income

- Income from land and property sales: recognised on the transfer of the related significant risk and rewards of ownership

(l) Finance expenses and income

Finance expenses comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in profit or loss.

Finance income is recognised in profit or loss as it accrues, using the effective interest method. Dividend income is recognised in profit or loss on the date the entity's right to receive payments is established which in the case of quoted securities is the ex-dividend date. The interest expense component of finance lease payments is recognised in profit or loss using the effective interest rate method.

Interest attributable to funds used to finance the acquisition, development, or construction of new hotels, major extensions to existing hotels or development properties is capitalised gross of tax relief and added to the cost of the hotel core buildings or development property.

(m) Income tax

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. The current tax expense for the six months ended 30 June 2005 and 2004 was calculated based on the estimated average annual effective income tax rate.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. The deferred tax expense for the six months ended 30 June 2005 and 2004 was calculated based on the estimated average annual effective income tax rate.

The estimate annual effective income tax rate calculated on this basis is 23.5% (six months ended 30 June 2004: 28.4%).

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Deferred tax assets and deferred tax liabilities are offset only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities; the Group intends to settle net; and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(n) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

2. Segment reporting

Segment information is presented in the consolidated interim financial statements in respect of the Group's business and geographic segments. Business segments are the primary basis of segment reporting. Segment reporting format reflects the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments
The Group is comprised of the following main business segments:

- Hotel operations, comprising income from the ownership and management of hotels
- Property operations, comprising the development and sale of land and development properties and investment property rental income.

Business Segments (unaudited) for the six months ended 30 June 2005

	Hotel		* Property		Consolidated	
	2005	2004	2005	2004	2005	2004
	NZD000's	NZD000's	NZD000's	NZD000's	NZD000's	NZD000's
Segment Revenue	65,132	62,557	12,847	23,989	77,979	86,546
Segment Profit for the period before taxation	11,046	8,569	7,008	8,656	18,054	17,225
Income Tax Expense					(4,240)	(4,898)
Profit for the Period					13,814	12,327

*Note: * Property business segment includes the operations of the Birkenhead Point Shopping Centre and Marina, Sydney Australia, which were sold in November 2004. Revenue for the period $nil (2004 :$8,764) Profit for the period before taxation $nil (2004: $2,345).*

Geographic segments
The Group is comprised of the following main geographic segments:

- New Zealand
- Australia

	New Zealand		Australia		Consolidated	
	2005	2004	2005	2004	2005	2004
	NZD000's	NZD000's	NZD000's	NZD000's	NZD000's	NZD000's
Segment Revenue	74,515	77,050	3,464	9,496	77,979	86,546
Segment Profit for the period before taxation	16,088	13,979	1,966	3,246	18,054	17,225
Income Tax Expense					(4,240)	(4,898)
Profit for the Period					13,814	12,327

3. Earnings per share

The basic earnings per share of 3.05 cents (2004: earnings per share of 2.48 cents) are based on a profit of $10.66m (2004: profit of $8.67m) and a weighted average number of shares in issue of 349,598,066 (2004: 349,598,066) being the average number of shares in issue in the period. The fully diluted earnings per share of 3.05 cents (2004: earnings per share of 2.48 cents) are based on a weighted average number of shares in issue of 349,598,066 (2004: 349,598,066) being the average number of shares in issue in the period adjusted for the exercise of dilutive share options.

4. Material events subsequent to the end of the interim period

There were no material events subsequent to the end of the six months period ended 30 June 2005 (30 June 2004: Nil) that would require disclosure.

5. Changes in contingent liabilities and contingent assets since last annual balance sheet date

There were no such changes in contingent liabilities and contingent assets that would require disclosure (30 June 2004: Nil).

6. Explanation of transition to NZ IFRSs

These are the Group's first condensed consolidated interim financial statements for part of the period covered by the first NZ IFRS annual consolidated financial statements prepared in accordance with NZ IFRSs.

The accounting policies in above have been applied in preparing the condensed consolidated interim financial statements for the six months ended 30 June 2005, the comparative information for the six months ended 30 June 2004, the financial statements for the year ended 31 December 2004 and the preparation of an opening NZ IFRS balance sheet at 1 January 2004 (the Group's date of transition).

In preparing its opening NZ IFRS balance sheet, comparative information for the six months ended 30 June 2004 and financial statements for the year ended 31 December 2004, the Group has adjusted amounts reported previously in financial statements prepared in accordance with NZ GAAP.

An explanation of how the transition from previous NZ GAAP to NZ IFRSs has affected the Group's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

CDL Hotels New Zealand Limited and Subsidiaries
(a) Reconciliation of NZ GAAP to NZ IFRS
Balance Sheet at 1 January 2004 (unaudited)

DOLLARS IN THOUSANDS	Audited NZ GAAP NOTE	Intangible Assets (6) i	Restoration costs (6) ii	Provisions (6) iii	Deferred Taxes (6) iv	Revenue (6) v	Employee benefits (6) vi	Fixed Assets Revalue (6) vii	Unaudited NZ IFRS
SHAREHOLDERS' EQUITY									
Issued Capital	430,330	-	-	-	-	-	-	-	430,330
Revaluation Reserves	7,840	-	-	-	(125)	-	-	44,726	52,441
Foreign Exchange Reserves	(1,944)	-	-	-	-	-	-	-	(1,944)
Accumulated Losses	(195,109)	-	(608)	130	3,183	(1,730)	(70)	(10,585)	(204,789)
Treasury Stock	(85)	-	-	-	-	-	-	-	(85)
Minority Interests	111,492	-	(260)	-	286	(1,024)	(30)	4,574	115,038
Total Equity	**352,524**	**-**	**(868)**	**130**	**3,344**	**(2,754)**	**(100)**	**38,715**	**390,991**
Represented by:									
NON CURRENT ASSETS									
Property, Plant & Equipment	181,621	(899)	64	-	-	-	-	38,715	219,501
Development Properties	73,061	-	-	-	-	-	-	-	73,061
Intangible Assets	5,818	899	-	-	-	-	-	-	6,717
Total Non Current Assets	**260,500**	**-**	**64**	**-**	**-**	**-**	**-**	**38,715**	**299,279**
CURRENT ASSETS									
Cash and Cash Equivalents	20,244	-	-	-	-	-	-	-	20,244
Trade and Other Receivables	31,749	-	-	130	-	(11,138)	-	-	20,741
Inventories	1,461	-	-	-	-	-	-	-	1,461
Income Tax Receivable	-	-	-	-	-	1,506	-	-	1,506
Investment Properties	137,682	-	-	-	-	-	-	-	137,682
Development Properties	19,949	-	-	-	-	7,012	-	-	26,961
Total Current Assets	**211,085**	**-**	**-**	**130**	**-**	**(2,620)**	**-**	**-**	**208,595**
Total Assets	**471,585**	**-**	**64**	**130**	**-**	**(2,620)**	**-**	**38,715**	**507,874**
NON CURRENT LIABILITIES									
Term Borrowings	85,743	-	-	-	-	-	-	-	85,743
Provisions	1,679	-	932	-	-	-	-	-	2,611
Provision for Deferred Taxation	9,525	-	-	-	(3,344)	146	(49)	-	6,278
Total Non Current Liabilities	**96,947**	**-**	**932**	**-**	**(3,344)**	**146**	**(49)**	**-**	**94,632**
CURRENT LIABILITIES									
Trade and Other Payables	19,849	-	-	-	-	(12)	149	-	19,986
Related Parties	313	-	-	-	-	-	-	-	313
Provisions	1,000	-	-	-	-	-	-	-	1,000
Income Tax Payable	252	-	-	-	-	-	-	-	252
Current Portion of Term Liabilities	700	-	-	-	-	-	-	-	700
Total Current Liabilities	**22,114**	**-**	**-**	**-**	**-**	**(12)**	**149**	**-**	**22,251**
Total Liabilities	**119,061**	**-**	**932**	**-**	**(3,344)**	**134**	**100**	**-**	**116,883**
Net Assets	352,524	-	(868)	130	3,344	(2,754)	(100)	38,715	390,991

CDL Hotels New Zealand Limited and Subsidiaries

Balance sheet at 30 June 2004 (unaudited)

DOLLARS IN THOUSANDS	Unaudited NZ GAAP NOTE	Intangible Assets (6) i	Restoration costs (6) ii	Provisions (6) iii	Deferred Taxes (6) iv	Revenue (6) v	Employee benefits (6) vi	Fixed Assets Revalue (6) vii	Unaudited NZ IFRS
SHAREHOLDERS' EQUITY									
Issued Capital	430,330	-	-	-	-	-	-	-	430,330
Revaluation Reserves	7,840	-	-	-	(125)	-	-	44,726	52,441
Foreign Exchange Reserves	(5,641)	-	-	-	-	-	-	-	(5,641)
Accumulated Losses	(191,656)	165	(653)	130	3,183	(2,392)	(77)	(10,671)	(201,971)
Treasury Stock	(85)	-	-	-	-	-	-	-	(85)
Minority Interests	93,599	(1)	(279)	-	286	(1,522)	(33)	4,632	96,682
Total Equity	**334,387**	**164**	**(932)**	**130**	**3,344**	**(3,914)**	**(110)**	**38,687**	**371,756**
Represented by:									
NON CURRENT ASSETS									
Property, Plant and Equipment	177,912	(899)	55	-	-	-	-	38,687	215,755
Investment Properties	127,186	-	-	-	-	-	-	-	127,186
Development Properties	89,708	-	-	-	-	-	-	-	89,708
Intangible Assets	5,349	1,063	-	-	-	-	-	-	6,412
Total Non Current Assets	**400,155**	**164**	**55**	**-**	**-**	**-**	**-**	**38,687**	**439,061**
CURRENT ASSETS									
Cash and Cash Equivalents	11,405	-	-	-	-	-	-	-	11,405
Trade and Other Receivables	21,792	-	-	130	-	(9,374)	-	-	12,548
Inventories	1,468	-	-	-	-	-	-	-	1,468
Development Properties	12,423	-	-	-	-	3,528	-	-	15,951
Total Current Assets	**47,088**	**-**	**-**	**130**	**-**	**(5,846)**	**-**	**-**	**41,372**
Total Assets	**447,243**	**164**	**55**	**130**	**-**	**(5,846)**	**-**	**38,687**	**480,433**
NON CURRENT LIABILITIES									
Term Borrowings	78,550	-	-	-	-	-	-	-	78,550
Provisions	1,865	-	987	-	-	-	-	-	2,852
Provision for Deferred Taxation	9,690	-	-	-	(3,344)	157	(49)	-	6,454
Total Non Current Liabilities	**90,105**	**-**	**987**	**-**	**(3,344)**	**157**	**(49)**	**-**	**87,856**
CURRENT LIABILITIES									
Bank Overdraft	1,960	-	-	-	-	-	-	-	1,960
Trade and Other Payables	16,966	-	-	-	-	2	159	-	17,127
Related Parties	623	-	-	-	-	-	-	-	623
Provisions	1,000	-	-	-	-	-	-	-	1,000
Income Tax Payable	2,202	-	-	-	-	(2,091)	-	-	111
Total Current Liabilities	**22,751**	**-**	**-**	**-**	**-**	**(2,089)**	**159**	**-**	**20,821**
Total Liabilities	**112,856**	**-**	**987**	**-**	**(3,344)**	**(1,932)**	**110**	**-**	**108,677**
Net Assets	334,387	164	(932)	130	3,344	(3,914)	(110)	38,687	371,756

CDL Hotels New Zealand Limited and Subsidiaries

Balance sheet at 31 December 2004 (unaudited)

DOLLARS IN THOUSANDS	Audited NZ GAAP NOTE	Intangible Assets (6) i	Restoration costs (6) ii	Provisions (6) iii	Deferred Taxes (6) iv	Revenue (6) v	Employee benefits (6) vi	Fixed Assets Revalue (6) vii	Unaudited NZ IFRS
SHAREHOLDERS' EQUITY									
Issued Capital	430,330	-	-	-	-	-	-	-	430,330
Revaluation Reserves	-	-	-	-	(6,324)	-	-	63,949	57,625
Foreign Exchange Reserves	(5,922)	-	-	-	-	-	-	-	(5,922)
Accumulated Losses	(169,709)	331	(697)	130	2,696	373	(85)	(10,755)	(177,716)
Treasury Stock	(85)	-	-	-	-	-	-	-	(85)
Minority Interests	94,509	(3)	(298)	-	(954)	2,911	(36)	8,333	104,462
Total Equity	**349,123**	**328**	**(995)**	**130**	**(4,582)**	**3,284**	**(121)**	**61,527**	**408,694**
Represented by:									
NON CURRENT ASSETS									
Property, Plant and Equipment	165,237	(899)	47	-	-	-	-	59,705	224,090
Development Properties	74,409	-	-	-	-	-	-	-	74,409
Intangible Assets	4,838	1,227	-	-	-	-	-	-	6,065
Total Non Current Assets	244,484	328	47	-	-	-	-	59,705	304,564
CURRENT ASSETS									
Cash and Cash Equivalents	89,363	-	-	-	-	-	-	-	89,363
Trade and Other Receivables	17,598	-	-	130	-	(1,162)	-	-	16,566
Inventories	1,519	-	-	-	-	-	-	-	1,519
Income Tax Receivable	811	-	-	-	(143)	-	-	-	668
Hotel Property for Resale	11,673	-	-	-	-	-	-	1,822	13,495
Investment Properties	15,240	-	-	-	-	3,699	-	-	18,939
Development Properties	40,416	-	-	-	-	545	-	-	40,961
Total Current Assets	**176,620**	**-**	**-**	**130**	**(143)**	**3,082**	**-**	**1,822**	**181,511**
Total Assets	**421,104**	**328**	**47**	**130**	**(143)**	**3,082**	**-**	**61,527**	**486,075**
NON CURRENT LIABILITIES									
Term Borrowings	41,325	-	-	-	-	-	-	-	41,325
Provisions	1,489	-	1,042	-	-	-	-	-	2,531
Provision for Deferred Taxation	8,766	-	-	-	4,439	(207)	(49)	-	12,949
Total Non Current Liabilities	**51,580**	**-**	**1,042**	**-**	**4,439**	**(207)**	**(49)**	**-**	**56,805**
CURRENT LIABILITIES									
Trade and Other Payables	17,347	-	-	-	-	5	170	-	17,522
Related Parties	1,054	-	-	-	-	-	-	-	1,054
Provisions	2,000	-	-	-	-	-	-	-	2,000
Total Current Liabilities	**20,401**	**-**	**-**	**-**	**-**	**5**	**170**	**-**	**20,576**
Total Liabilities	**71,981**	**-**	**1,042**	**-**	**4,439**	**(202)**	**121**	**-**	**77,381**
Net Assets	349,123	328	(995)	130	(4,582)	3,284	(121)	61,527	408,694

CDL Hotels New Zealand Limited and Subsidiaries

Reconciliation of profit for the six months ended 30 June 2004 (unaudited)

DOLLARS IN THOUSANDS	Unaudited NZ GAAP NOTE	Intangible Assets (6) i	Restoration costs (6) ii	Provisions (6) iii	Deferred Taxes (6) iv	Revenue (6) v	Employee benefits (6) vi	Fixed Assets Revalue (6) vii	Unaudited NZ IFRS
Revenue	83,912	-	-	-	-	2,032	-	-	85,944
Cost of Sales	(34,250)	-	-	-	-	(3,484)	-	-	(37,734)
Gross Profit	49,662	-	-	-	-	(1,452)	-	-	48,210
Interest Income	554	-	-	-	-	-	-	-	554
Other Operating Income	48	-	-	-	-	-	-	-	48
	50,264	-	-	-	-	(1,452)	-	-	48,812
Administrative Expenses	(18,134)	-	(64)	-	-	-	(11)	(27)	(18,236)
Other Operating Expenses	(10,621)	164	-	-	-	(282)	-	-	(10,739)
Operating Profit Before Finance Costs	21,509	164	(64)	-	-	(1,734)	(11)	(27)	19,837
Finance Costs	(2,612)	-	-	-	-	-	-	-	(2,612)
Profit Before Taxation	18,897	164	(64)	-	-	(1,734)	(11)	(27)	17,225
Income Tax Expense	(5,472)	-	-	-	-	574	-	-	(4,898)
Net Profit After Taxation	13,425	164	(64)	-	-	(1,160)	(11)	(27)	12,327
Attributable to:									
Equity holders of the Parent	9,352	165	(45)	-	-	(709)	(8)	(85)	8,670
Minority Interest	4,073	(1)	(19)	-	-	(451)	(3)	58	3,657
	13,425	164	(64)	-	-	(1,160)	(11)	(27)	12,327

CDL Hotels New Zealand Limited and Subsidiaries

Reconciliation of profit for the twelve months ended 31 December 2004 (unaudited)

DOLLARS IN THOUSANDS	Unaudited NZ GAAP NOTE	Intangible Assets (6) i	Restoration Costs (6) ii	Provisions (6) iii	Deferred Taxes (6) iv	Revenue (6) v	Employee benefits (6) vi	Fixed Assets Revalue (6) vii	Unaudited NZ IFRS
Revenue	160,650	-	-	-	-	14,086	-	-	174,736
Cost of Sales	(64,406)	-	-	-	-	(6,363)	-	-	(70,769)
Gross Profit	96,244	-	-	-	-	7,723	-	-	103,967
Interest Income	1,302	-	-	-	-	-	-	-	1,302
Other Operating Income	4,569	-	-	-	-	-	-	-	4,569
	102,115	-	-	-	-	7,723	-	-	109,838
Administrative Expenses	(33,957)	-	(127)	-	-	-	(21)	(53)	(34,158)
Other Expenses	(23,395)	328	-	-		(510)	-	-	(23,577)
Finance Costs	(5,055)	-	-	-	-	-	-	-	(5,055)
Profit Before Taxation	39,708	328	(127)	-	-	7,213	(21)	(53)	47,048
Taxation	(7,292)	-	-	-	(525)	(1,159)	-	-	(8,976)
Net Profit After Taxation	32,416	328	(127)	-	(525)	6,054	(21)	(53)	38,072
Attributable to:									
Equity holders of the Parent	23,184	330	(89)	-	(487)	2,066	(15)	(170)	24,819
Minority Interest	9,232	(2)	(38)	-	(38)	3,988	(6)	117	13,253
	32,416	328	(127)	-	(525)	6,054	(21)	(53)	38,072

(b) Explanation of adjustments between NZ GAAP and NZ IFRS

Notes to reconciliation of equity

(i) Intangible Assets

The Group has applied NZ IFRS 3 to all business combinations that have occurred since 1 January 2004 (the date of transition to NZ IFRSs). Goodwill is not amortised under NZ IFRSs, but is tested annually for impairment.

The adjustments as at 1 January 2004, 30 June 2004 and 31 December 2004 in relation to intangible assets represents a reclassification of goodwill from property, plant and equipment to intangible assets and write back of goodwill amortisation for the period ended 30 June 2004 and 31 December 2004 by $164,000 and $328,000 respectively.

(ii) Restoration costs

An obligation exists to restore certain sites for the effect of the Group's operations. Under previous GAAP, the cost of rectification was not provided for. In accordance with NZ IFRSs, a provision in respect of the estimate of such costs has been recognised.

The effect is to increase Provisions by $932,000 at 1 January 2004, by $987,000 at 30 June 2004 and by $1,042,000 at 31 December 2004; to increase Property, Plant and Equipment by $64,000 at 1 January 2004, by $55,000 at 30 June 2004 and by $47,000 at 31 December 2004; to increase Administrative expense by $64,000 for the six months ended 30 June 2004 and by $127,000 for the year ended 31 December 2004.

(iii) Provisions

In accordance with NZ IFRSs, receivables have been measured at amortised cost. NZ IAS 39 requires that impairment provisions must be recognised only when there is objective evidence that a loss event has occurred, not when a loss is expected. Therefore, general provisions for receivables have to be reversed.

The effect is to increase Trade and Other Receivables by $130,000 at 30 June 2004 and by $130,000 at 31 December 2004; to increase Other expenses by $130,000 for the six months ended 30 June 2004 and by $130,000 for the year ended 31 December 2004.

(iv) Deferred taxes

The increase in deferred tax liability is a result of the requirement under NZ IFRS to calculate deferred tax under the balance sheet method. Revaluation of property assets has triggered a major impact on the deferred tax .

The effect is to increase in the Provision for Deferred Taxation by $734,000 at 1 January 2004, by $734,000 at 30 June 2004 and by $8,609,000 at 31 December 2004; to increase Taxation by $0 for the six months ended 30 June 2004 and by $134,000 for the year ended 31 December 2004.

(v) Revenue

Real estate and land development sales
Under NZ IFRS, revenue on sales of real estate is recognised on transfer of legal title, while under NZ GAAP, revenue was recognised on agreement of an unconditional contract.

Rental income
Under NZ IFRS, rental income from investment property is recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income. Under NZ GAAP, lease incentives were immediately recognised in the income statement .

The main effect is to increase Development Properties by $7,012,000 at 1 January 2004, by $3,528,000 at 30 June 2004 and by $545,000 at 31 December 2004; to increase Investment Properties by $0 at 1 January 2004, by $0 at 30 June 2004 and by $3,699,000 at 31 December 2004; to decrease Trade and Other receivables by $11,138,000 at 1 January 2004, by $9,374,000 at 30 June 2004 and by $1,162,000 at 31 December 2004; to increase Revenue by $2,032,000 for the six months ended 30 June 2004 and by $14,087,000 for the year ended 31 December 2004; to increase Cost of Sales by $3,484,000 for the six months ended 30 June 2004 and by $6,363,000 for the year ended 31 December 2004.

(vi) Employee benefits

Under previous NZ GAAP certain long-term employee benefits were recognised on a cash basis. In accordance with NZ IFRSs long-term employee benefits should be accrued progressively from the date employees are employed to the extent that it is probable that the leave will vest.

The effect is to increase Trade and Other Payables by $148,000 at 1 January 2004, by $159,000 at 30 June 2004 and by $169,000 at 31 December 2004; to increase Administrative expenses by $11,000 for the six months ended 30 June 2004 and by $21,000 for the year ended 31 December 2004.

(vii) Fixed Assets

The Group has changed its accounting policy in respect of land and buildings from cost to revaluation model. At 1 January 2004 Revaluation reserves have been credited for increases in land and building valuations as determined by Hotel valuations undertaken at the nearest date prior to 1 January 2004 and Retained earnings have been accordingly adjusted for the depreciation charged at revalued amount.

The effect is to increase Property, Plant and Equipment by $38,715,000 at 1 January 2004, by $38,688,000 at 30 June 2004 and by $59,705,000 at 31 December 2004; to increase Administrative expenses by $27,000 for the six months ended 30 June 2004 and by $55,000 for the year ended 31 December 2004.

ANOTHER SATISFACTORY RESULT FOR CDL HOTELS NEW ZEALAND LIMITED

New Zealand's largest hotel operator, CDL Hotels New Zealand Limited ("CDL"), today announced its (unaudited) results for the six months to 30 June 2005.

- Operating profit after tax — $10,666,000 (2004: $8,670,000)
- Operating profit before tax and minorities — $18,054,000 (2004: $17,225,000)
- Total Group Revenue — $77,979,000 (2004: $86,546,000)
- Total Assets — $488.616 million (2004: $480.433m)

Chairman Mr. Tsang Jat Meng, said that CDL had performed satisfactorily.

"All of our Millennium, Copthorne and Kingsgate hotels have performed well and it was pleasing to see growth in yield in our Copthorne-branded hotels in particular. Revenue targets are in line with expectations and it is pleasing to see that our hotel occupancy remains high," he said.

The Company's core earnings are derived from its portfolio of 31 hotels in New Zealand, which are owned, leased, managed or franchised under the Millennium, Copthorne and Kingsgate brands.

The first half of 2005 has seen the addition of a new Millennium Hotel Manuels Taupo (formerly a Copthorne-branded hotel), new Copthorne Hotels in New Plymouth, Omapere (Hokianga) and new Kingsgate Hotels in Nelson and Wanganui. All of these properties are franchised hotels. The Company had also assumed the management of the Kingsgate Hotel Hamilton.

Mr. Tsang said that refurbishment work was nearly completed at the Millennium Hotel Rotorua and the Kingsgate Hotel Rotorua. "Rotorua is a strategic market for us and we are confident that our guests will enjoy the elegant and stylish product we now have at these two hotels", he said. Further projects were also being considered for other hotels.

CDL also owns a 62.46 per cent shareholding in the property development and investment company CDL Investments New Zealand Limited ("CDLI"). While CDLI's revenues had fallen compared to 2004 due to the early adoption of the New Zealand equivalents to the new International Financial Reporting Standards (NZ IFRS), it had sold 66 sections to date and had increased its margins. However Mr. Tsang sounded a note of caution about CDLI's prospects for the rest of 2005.

"We are conscious that the New Zealand economy is slowing down and this will inevitably have an impact on CDLI's results. The Company is, however, well placed with a solid portfolio of sections and CDLI is on track to deliver a sound result for this year", he said.

That aside, Mr. Tsang said that the Board believed that CDL was on track to continue its growth during 2005.

Ends

Issued by Senescall Akers Ltd on behalf of CDL Hotels New Zealand Ltd

Any inquiries please contact:
Tsang Jat Meng
Chairman
CDL Hotels New Zealand Ltd
(09) 913 8058

or

Geoff Senescall
Senescall Akers Ltd
021 481234

CHAIRMAN'S REVIEW

Financial Performance:

The Directors of CDL Hotels New Zealand Limited ("CDL") are pleased to announce an unaudited operating profit after tax of $10.67 million for the six month period ending 30 June 2005 (2004: $8.67 million). Operating profit before tax and minorities was $18.05 million (2004: $17.23 million) with the New Zealand Hotel Operations contributing 61.1% and CDL Investments New Zealand Limited contributing 28.0% and the Australian operations contributing 10.9%.

International Financial Reporting Standards:

CDL has chosen to adopt the New Zealand equivalents to the International Financial Reporting Standards ('NZ IFRS') in the current financial year. For comparative purposes, the financial statements have been presented using both IFRS and New Zealand Generally Accepted Accounting Practice (NZ GAAP) and restated comparatives have been made for the 2004 Financial Year.

Group results for the six months ending 30 June 2005 - IFRS

Group revenue and other income for the period under review was $77.98 million. This was a decrease of 10.0% on 2004 (2004: $86.55 million). Part of the reduction in group revenue can be attributed to the Birkenhead Point Shopping Centre and Marina complex which was sold in November 2004 and contributed revenue for the corresponding period last year. Gross Operating Profit decreased by 8.2% to $44.27 million (2004: $48.21 million).

New Zealand Hotel Operations:

Total revenue for the New Zealand Hotel operations (19 owned or leased and operated hotels excluding 12 franchised properties) for the period under review was $65,132,000. (2004: $62,557,000). Hotel occupancy remained strong with average figure of 71.2% across the group bolstered by a very successful recent sporting tour. The Millennium, Copthorne and Kingsgate hotels all performed well with the Copthorne-branded hotels experiencing pleasing growth in yield.

Refurbishment work is nearly complete at the Millennium Hotel and Kingsgate Hotel in Rotorua. Consideration is being given to refurbishment work at the Copthorne Hotel Anzac Avenue Auckland and the Kingsgate Hotels at Oriental Bay (Wellington), Te Anau and Greymouth.

The Group welcomed four new hotels during this period being Copthorne Hotel & Resort Hokianga, Copthorne Hotel Grand Central New Plymouth, Kingsgate Hotel Beachcomber Nelson and Kingsgate Hotel Wanganui. All four hotels are franchised and bring our New Zealand hotel portfolio to 31 properties. The Company assumed the management of the Kingsgate Hotel Hamilton and also completed the sale and subsequent lease of the Kingsgate Hotel Greenlane during this period.

CDL Investments New Zealand Limited ('CDLI') :

CDLI announced an unaudited operating profit after tax for the six months ended 30 June 2005 of $3.11 million. This was a decrease of 12.4 percent for the same period last year. Total revenue for that period was $9.17 million, down from the $14.34 million in 2004 but this was mainly due to a change in accounting standards. Both CDL and CDLI have chosen to adopt NZ IFRS early and one consequence of this is that revenue on a property sale is only recognized when the sale is settled. Previously under NZ GAAP, revenue from property sales

would have been recognized when the contract went unconditional. In fact, CDLI has had a good half year selling 66 sections and increasing its margins. CDLI is however conscious that recent economic indicators are pointing to a slow down in the New Zealand economy.

CDL increased its stake in CDLI by taking its most recent dividend in shares. CDL now holds 62.46% of CDLI.

Australian Operations:

Construction on the Zenith Residences in Sydney is progressing well and it is anticipated that this will be completed prior to the end of 2005. The conditional sale agreements for the Bayswater Building and the Kingsgate Shopping Centre and Commercial complex are still on track and it is anticipated that the sales will be concluded before the end of the financial year.

Directors and Management:

In May 2005, Mr. Wong Hong Ren retired as Chairman and I was elected to the Chair and Mr. B K Chiu was appointed as the new Managing Director with effect from 1 June 2005. In July, it was announced that Gordon Wilson, our Chief Operating Officer and Executive Director would leave the Group.

Outlook:

The Group has performed up to expectations in the period under review. The Board believes that the New Zealand Hotel Operations will continue to perform well during the second half of the year.

The Board remains positive and expects a solid result for 2005.

Tsang Jat Meng
Chairman
4 August 2005

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-Aug-2005 17:52:52
Announcement No.	00085

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Subsidiary Company, Millennium & Copthorne Hotels plc - Trading update for the six months ended 30 June 2005
Description	We attach herewith a copy of the subject announcement issued by our subsidiary, Millennium & Copthorne Hotels plc, on 4 August 2005 for your information.
Attachments:	Millennium-040805.PDF Total size = **634K** (2048K size limit recommended)

4 August 2005

MILLENNIUM & COPTHORNE HOTELS PLC
TRADING UPDATE AND RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

Millennium & Copthorne Hotels plc today presents its results for the six months ended 30 June 2005. The Group owns, asset manages and/or operates 91 hotels located in the Americas, Europe, The Middle-East, Asia and New Zealand.

The results presented today are under International Financial Reporting Standards ('IFRS') and the 2004 comparatives have been restated.

Group results

- Like for like revenue* up 8% to £281.0m (2004 restated: £260.9m)
- Group revenue up 7% to £281.0m (2004 restated: £ 263.6m)
- Like for like* Group operating profit before other operating income and expenses up 24% to £40.4m (2004 restated: £32.7m)
- Group operating profit before other operating income up 18% to £40.4m (2004: £34.3m)
- Hotel operating profit up 22% to £44.6m (2004 restated: £36.5m)
- Profit before tax excluding other operating income up 51% to £27.3m (2004 restated: £18.1m)
- Other operating income of £12.8m from final payment of Millenium Hilton insurance claim
- Profit before tax £40.1m (2004 restated: £18.6m)

** Like for like revenue and operating profit before other operating income and expenses exclude revenue of £2.7m and operating profit of £1.6m from rental income from Birkenhead Shopping Centre and Marina which were disposed of in November 2004*

Overview

- Group RevPAR for the six months in constant currency up 7.1%
  - Stronger RevPAR increases in all regions in the second quarter with Group RevPAR up 9.3%
  - Strongest performance was in New York with rates up 16.8% for the six months
  - Continuation of encouraging occupancy lead improvements in regional US
  - Good performance from Asia and London

- New management contract signed to manage a five star property in Qatar. We have now signed nine new management and franchise contracts worldwide during this half year.

Commenting today, Mr Kwek Leng Beng, Chairman said:

"We have continued our focus on driving the operational performance of our hotels to maximise returns and have delivered first half results in line with our expectations. The Group continues to benefit from a diversified global portfolio with our hotels continuing their upward trends, leaving us well positioned for the second half. "

Enquiries:

Tony Potter, Group Chief Executive	020 7404 5959 (4 August)
David Cashman, Group Chief Financial Officer	020 7404 5959 (4 August)
Millennium & Copthorne Hotels plc	
Nick Claydon/Kate Miller/Ruban Yogarajah	020 7404 5959
Brunswick Group Limited	

MILLENNIUM & COPTHORNE HOTELS PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

OVERVIEW

Our results for the first half of 2005 are in line with our expectations and we are well positioned for the second half. For the six months to 30 June 2005 we recorded a pre tax profit of £40.1m (2004 restated: £18.6m). The earnings per share was 8.2p (2004 restated: 3.5p). We are declaring an interim ordinary dividend at 2.08p per share (2004: 2.08p per share).

	Three months to 30 June 2005	Three months to 30 June 2004	Six months to 30 June 2005	Six months to 30 June 2004
	£m	£m	£m	£m
		Restated		Restated
Revenue	151.5	136.6	281.0	263.6
Group operating profit before other operating income	27.0	21.3	40.4	34.3
Profit before tax excluding other operating income	19.8	14.1	27.3	18.1
Profit before tax	19.8	14.1	40.1	18.6

In our first quarter trading update on 5 May 2005 we stated that we had seen steady progress with a RevPAR growth of 4.4%. The second quarter has seen stronger RevPAR improvements across all regions over the prior year than in the first quarter. Group RevPAR for the first six months is up 7.1% on the prior year and 9.3% up in the second quarter. Group occupancies for the second quarter increased to 73.9% compared to 70.3% in the equivalent period in 2004.

New York has continued to see the strongest growth with RevPAR up 17.8% in the second quarter In addition to a buoyant market, the renovated rooms at the Millennium Broadway have made a significant contribution to rate increases. We have also seen continued improvements in Regional US with RevPAR up 10.7%. Asia continued to show good growth with RevPAR up 8.3% and London increased RevPAR by 7.3%. Within Rest of Europe in the second quarter, Regional UK increased RevPAR by 8.9%. In France and Germany, which showed a 5.1% decline in the first quarter, RevPAR grew by 11.8%.

In line with our succession planning we have appointed new presidents in Europe, US and New Zealand. We have continued to focus on our strategy for improving the operational performance of our properties, and are mindful of the best ways to expand our on-going hotel business. We have signed nine new management and franchise contracts during this half year at Southampton and Reading in the UK, Bangkok in Thailand, Sharm el-Sheikh in Egypt, Doha in the UAE and Hokianga, New Plymouth, Wanganui and Nelson in New Zealand. At the same time we monitor closely the value of our assets and when opportunities arise to maximise value through sales or development, we will take them.

REVIEW OF OPERATIONS

Group performance

Group RevPAR for the six months to 30 June has increased by 7.1% over the same period in 2004 at constant rates of exchange. Group occupancies increased by 2.6 percentage points, while average rate increased 3.3%. As a result, at constant rates of exchange, total hotel revenues increased by £20.3m and the subsequent hotel operating profit by £6.8m to £44.6m.

Year on year revenues and profits from our non hotel operations have declined with the sale of the Birkenhead shopping centre and marina in the last quarter of 2004. Our non-hotel operating profits in 2005 are now primarily from our land bank operation in New Zealand. Operating profits here are below last year as a result of the timing of projects in 2005.

For the six months to 30 June, revenue increased to £281.0m (2004 restated: £263.6m). Operating profit before other operating income and expenses increased to £40.4m (2004 restated: £34.3m).

Like for like revenue which excludes Birkenhead increased by £20.1m to £281.0m. The like for like operating profit before other operating income and expenses increased to £40.4m. (2004 restated: £32.7m).

As stated in the first quarter trading update, the Group settled the September 11 Business Interruption/property damage insurance claim regarding the Millennium Hilton for $85.0m. The final proceeds received and recognised in 2005 of US$25.0m (£12.8m) are disclosed within other operating income.

As a result, Group operating profit was £53.2m (2004 restated: £34.8m) and the profit before tax increased to £40.1m (2004 restated: £18.6m).

UNITED STATES

New York

RevPAR growth in New York has been strong, built upon continued improving average rates. In the six months to 30 June, average rates have increased by 16.8% against 2004. Occupancy saw a small decline, due in part to the room renovation at the Millennium Broadway, resulting in a RevPAR improvement of 15.6%. Average rates have improved in all market segments across the hotels whilst the ratio of business to leisure has increased, further enhancing rate growth. GOP increased from 25.6% in 2004 to 28.8% in 2005.

Regional US

As anticipated improvements in our Regional US business have continued to be driven by increased volume. RevPAR has increased by 7.3% to £30.86 in the six months to 30 June with occupancy up by 8.6 percentage points. The occupancy increase has been almost universal across the region. The largest overall RevPAR improvement was at the Millennium Biltmore in Los Angeles, where a combination of occupancy and rate growth has resulted in a significant improvement in the hotel's performance.

All market segments, with the exception of exhibition, have increased revenue year on year. We still see room for further increases in occupancy and as this is achieved we will be moving towards a strategy of rate improvement. Overall GOP for the hotels has increased by 1.1 percentage points to 18.4% for the six months to June 30.

EUROPE

London

London continued during the first half to achieve ongoing growth primarily driven by volume. Every hotel increased occupancy resulting in an overall occupancy rise of 6.4 percentage points to 84.9%. As a result RevPAR increased 8.1% to £67.40 in the six months to 30 June. Further comment is made in our prospects on the impact of recent incidents in London.

Rest of Europe

RevPAR has increased by 5.8% to £51.21 with occupancy up by 1.2 percentage points to 72.5%, and average rate up 4.1% to £70.64.

Regional UK

The first half saw growth in most of our Regional UK hotels. RevPAR increased 7.6% to £51.46 through a combination of both volume and rate increases. Occupancy increased by 2.3 percentage points to 75.5% while average rate increased by 4.3% to £68.16. We have seen increased occupancies and rates at the majority of our hotels in this region.

France & Germany

Our presence in these two countries remains low with just two properties in each. RevPAR has increased by 3.2% to £50.88 through rate increases up 4.0% to £75.05. There was a small occupancy drop of 0.5 percentage points to 67.8%. Rate increased in each property although there were mixed results in terms of occupancy. Stuttgart has produced a strong performance to date as a result of improved attendances at the two musicals and our management strategy implemented in 2004.

ASIA

We have continued our management focus in Asia on driving rates. Average rate increased by 7% to £51.80 whilst occupancy remained flat resulting in RevPAR up 7.0% to £36.99.

Our Singapore properties have grown RevPAR by 13.9% through improved rate. The refurbishment at the Orchard hotel resulted in the loss of 15,000 room nights (12,000 in quarter one) for refurbishment, as indicated in the quarter one announcement. This has impacted regional occupancy by 0.7 of a percentage point. The refurbishment is now starting to yield further improvements in average rate.

The Grand Hyatt hotel in Taipei has experienced steady growth, with higher occupancy coming through the corporate segment while the improved rate was in the full price segment. The Millennium Seoul Hilton in Korea maintained its performance and our Hong Kong joint venture hotels saw strong growth.

NEW ZEALAND

In New Zealand, where we operate under the Millennium, Copthorne and Kingsgate brands, RevPAR has increased 3.5% to £30.56. This was achieved as a result of 6.4% increase in average rate to £42.92. Occupancy remains strong with an average figure of 71.2% across the region, bolstered by a very successful recent sporting tour. The Millennium, Copthorne and Kingsgate hotels all performed well, with the Copthorne branded hotels experiencing pleasing growth and yield.

MANAGEMENT CONTRACTS

We have continued to develop the management contract side of our business, thereby increasing our visibility to existing and new customers.

United Kingdom

We announced in our May trading statement the signing of two new management contracts for hotels in the UK. We have signed a contract with Marine Development to manage a 200 bedroom 4-star luxury Millennium Hotel located in Ocean Village on the waterfront in Southampton, scheduled to open in 2007.
We also signed a management contract for a new Copthorne hotel in Reading, the 83 bedroom Kirtons Farm property close to the M4. On completion of a full refurbishment the hotel will be rebranded as the Copthorne Hotel Reading.

Asia, Middle East and New Zealand

In addition we signed two landmark, 5-star Millennium management contracts overseas in the first quarter. The first is to operate a 328 bedroom hotel in Bangkok, Thailand, scheduled to open in December 2007. The second is to operate a luxury hotel resort and residence in Sharm el Sheikh for 350 hotel bedrooms and 92 duplex apartments (scheduled to open in late 2006/early 2007). In the second quarter, we have signed one further management contract, to operate the Millennium Hotel Dohar in Qatar. This will be a 270 bedroom, 5 star property and is scheduled to open in the late autumn of 2006.

As announced in our May trading statement we have also signed management and franchise contracts for two new Copthorne and two new Kingsgate hotels in New Zealand.

CURRENT TRADING AND PROSPECTS

Group RevPAR for 4 weeks to 28 July was up 7.9%. As far as London is concerned, we saw a short term slowdown in business following the recent events and believe that, in the absence of further such incidents, we will see a gradual return to normal trading levels.

The Group continues to benefit from a diversified global portfolio with the majority of our hotels continuing their upward trends, leaving us well positioned for the second half.

Kwek Leng Beng
Chairman
4 August 2005

REVIEW OF FINANCE

Results

The total revenue for the six months was £281.0m (2004 restated: £263.6m). The Group operating profit before other operating income and other operating expenses was £40.4m (2004 restated: £34.3m). Group operating profit was £53.2m (2004 restated: £34.8m).

Joint ventures

Under IFRS the Group's share of interest paid by joint ventures and the Group's share of the taxation charge of joint ventures are now disclosed within the share of profit of joint ventures. The joint venture results for 2005 represent the joint venture in Hong Kong, which has interests in two hotel properties. The 2004 results include the USA joint venture which held the interest in The Plaza, New York. This joint venture was disposed of in October 2004.

The share of operating profits of joint ventures for the six months was £3.7m (2004 restated: £3.9m). The Group's share of the interest payable by joint ventures was £0.5m (2004: £1.8m) and the Group's share of joint venture taxation is £0.4m (2004: £0.4m).

Other operating income/expenses.

The other operating income of £12.8m in the period represents business interruption proceeds following the settlement of the New York Millenium Hilton insurance dispute. Further details of other operating income/expenses in the current and comparative periods are set out in note 2.

Finance expenses/income

Group interest receivable and similar income was £3.5m (2004: £1.3m).

The Group interest payable was £19.4m (2004: £19.2m). Interest payable increased in comparison to last year due to higher average interest rates during the period and a cost of £0.9m associated with the planned termination of the US interest hedging arrangements. However, this increase was largely offset by a reduction in net debt.

The net interest cost for the period was £15.9m (2004: £17.9m), which was covered 2.5 times (2004: 1.9 times) by Group operating profit before other operating income/expenses.

Taxation

We have reported a tax charge of £13.0m (including £0.4m attributable to joint ventures).

The tax expense for the six months ended 30 June 2005 and 30 June 2004 was calculated based on the estimated average annual effective income tax rate (excluding the estimated tax expense relating to the Millenium Hilton insurance proceeds and other operating income). The estimated tax rate calculated on this basis is 25.3% (restated six months to 30 June 2004: 20.5%).

The estimated tax charge relating to the insurance proceeds has been calculated separately and has been recognised in full in the six month period ended 30 June 2005. The taxation arising in respect of these insurance proceeds is estimated at £6.0m.

Capital expenditure

The cash outflow on capital expenditure for the period was £13.9m (2004: £6.4m).

Dividends and earnings per share

The directors are proposing an interim ordinary dividend of 2.08p per share (2004: 2.08p per share). The interim ordinary dividend will be paid on 5 October 2005 to shareholders on the register as at close of business on 12 August 2005. The Group will again be offering shareholders the option of a scrip dividend.

Under IFRS dividends are recorded as liabilities in the period in which they are declared. Under UK GAAP dividends were previously recorded when proposed.

The basic earnings per share was 8.2p (2004 restated: 3.5p).

Treasury

Net borrowings of the Group comprise interest bearing loans and bonds net of cash and cash equivalents and other current financial assets. Net borrowings as at 30 June 2005 were £512.3m (31 December 2004: £478.9m).

Cash flow and gearing

Net cash inflow from operating activities was £19.3m (2004: £21.7m). There was an overall net decrease in cash and cash equivalents of £3.6m (2004: net increase of £11.5m) which, together with a translation gain of £4.1m (2004: loss £2.1m), gives rise to cash balances at 30 June 2005 of £91.2m (December 2004: £90.7m).

The Group gearing as at 30 June 2005 was 43% (31 December 2004 restated: 41%).

David Cashman
Group Chief Financial Officer
4 August 2005

Consolidated interim income statement
For the six months ended 30 June 2005 (unaudited)

	Note	6 months ended 30 June 2005 £m Unaudited	6 months ended 30 June 2004 £m Unaudited	Year ended 31 December 2004 £m Unaudited
Revenue		281.0	263.6	551.0
Cost of sales		(125.4)	(119.7)	(246.2)
Gross profit		155.6	143.9	304.8
Administrative expenses		(115.2)	(109.6)	(219.6)
Group operating profit before other operating income and expenses		40.4	34.3	85.2
Other operating income	2(a)	12.8	0.5	55.0
Other operating expenses	2(b)	-	-	(15.2)
Group operating profit		53.2	34.8	125.0
Share of profit of joint ventures and associates				
- operating profit		3.7	3.9	7.8
- interest		(0.5)	(1.8)	(3.2)
- taxation		(0.4)	(0.4)	(0.8)
		2.8	1.7	3.8
Finance expenses		(19.4)	(19.2)	(41.5)
Finance income		3.5	1.3	5.8
Profit before tax		40.1	18.6	93.1
Income tax expense	4	(12.6)	(3.4)	(31.4)
Profit for the period		27.5	15.2	61.7
Attributable to:				
Equity holders of the parent		23.4	9.9	50.9
Minority interest		4.1	5.3	10.8
Profit for the period		27.5	15.2	61.7
Basic earnings per share (pence)	5	8.2	3.5	17.9
Diluted earnings per share (pence)	5	8.1	3.5	17.8

Consolidated interim statement of recognised income and expense
For the six months ended 30 June 2005

	Note	6 months ended 30 June 2005 £m Unaudited	6 months ended 30 June 2004 £m Unaudited	Year ended 31 December 2004 £m Unaudited
Foreign exchange translation differences		39.2	(30.3)	(45.6)
Cash flow hedges: amounts recycled to income statement		3.5	-	-
Actuarial gains and losses arising in respect of defined benefit pension schemes		(1.7)	(1.6)	(3.3)
Revaluation of property, plant and equipment				
- Group		-	-	12.7
- Joint ventures		-	-	17.7
Taxation charge arising:				
- On revaluation of hotel assets		-	-	(1.1)
- On defined benefit pension schemes		0.4	0.5	1.0
Income and expense for the period recognised directly in equity		41.4	(31.4)	(18.6)
Profit for the period		27.5	15.2	61.7
Total recognised income and expense for the period	6	68.9	(16.2)	43.1
First time adoption of IAS 39	7e	(5.4)	-	-
Total recognised income and expense		63.5	(16.2)	43.1
Attributable to:				
Equity holders of the parent		53.5	(15.7)	29.5
Minority interest		10.0	(0.5)	13.6
Total recognised income and expense		63.5	(16.2)	43.1

Consolidated interim balance sheet
As at 30 June 2005 (unaudited)

	Note	30 June 2005 £m Unaudited	30 June 2004 £m Unaudited	31 December 2004 £m Unaudited
Assets				
Property, plant and equipment		1,880.9	1,863.0	1,821.9
Lease premium prepayment		89.6	90.7	90.5
Investment properties		44.3	85.9	43.7
Investments in joint ventures and associates		44.8	44.4	40.7
Loans due from joint ventures and associates		23.8	31.7	22.3
Other non-current financial assets		2.7	2.6	2.8
Total non-current assets		2,086.1	2,118.3	2,021.9
Assets held for sale	3	9.3	-	14.5
Inventories		4.0	3.6	3.9
Development properties		44.6	17.0	32.3
Trade and other receivables		64.9	66.1	49.8
Cash and cash equivalents		91.2	49.9	90.7
Other current financial assets		3.9	0.3	4.1
Total current assets		217.9	136.9	195.3
Total assets		2,304.0	2,255.2	2,217.2
Liabilities				
Interest-bearing loans, bonds and borrowings		314.4	685.0	248.0
Employee benefits		15.9	11.7	13.3
Other non-current liabilities		6.2	7.1	6.7
Provisions		2.2	2.6	2.4
Deferred tax liabilities		233.6	194.7	216.5
Total non-current liabilities		572.3	901.1	486.9
Interest-bearing loans, bonds and borrowings		293.0	21.0	325.7
Trade and other payables		98.7	92.8	99.0
Income taxes payable		22.9	15.7	22.6
Other financial liabilities – hedging derivatives		1.9	-	-
Total current liabilities		416.5	129.5	447.3
Total liabilities		988.8	1,030.6	934.2
Net assets		1,315.2	1,224.6	1,283.0
Equity				
Issued capital		86.0	85.5	85.9
Share premium		847.4	846.5	846.1
Revaluation reserves		246.0	247.3	246.0
Retained earnings		6.5	(62.7)	(17.4)
Total equity attributable to equity holders of the parent	6	1,185.9	1,116.6	1,160.6
Minority interest		129.3	108.0	122.4
Total equity	6	1,315.2	1,224.6	1,283.0

Consolidated statement of cash flows
For the six months ended 30 June 2005 (unaudited)

	6 months ended 30 June 2005 £m Unaudited	6 months ended 30 June 2004 £m Unaudited	Year ended 31 December 2004 £m Unaudited
Cash flows from operating activities			
Profit for the period	27.5	15.2	61.7
Adjustments for:			
Depreciation and amortisation	17.5	18.4	37.1
Property, plant and equipment written off	-	-	0.2
Share of profit of joint ventures and associates	(2.8)	(1.7)	(3.8)
Impairment losses for property, plant and equipment	-	-	15.2
Profit on sale of property, plant and equipment	-	(0.5)	(3.2)
Gain on sale of joint venture	-	-	(51.8)
Employee stock options	0.2	0.2	0.4
Investment income	(3.5)	(1.3)	(5.8)
Interest expense	19.4	19.2	41.5
Income tax expense	12.6	3.4	31.4
Operating profit before changes in working capital and provisions	70.9	52.9	122.9
Increase in stocks, trade and other receivables	(19.8)	(12.2)	(6.9)
(Increase)/decrease in development properties	(12.5)	1.3	2.4
(Decrease)/increase in trade and other payables	(0.3)	(2.0)	4.0
Decrease in provisions and employee benefits	0.2	0.2	0.4
Cash generated from the operations	38.5	40.2	122.8
Net interest paid	(13.6)	(17.2)	(35.5)
Income taxes paid	(5.6)	(1.3)	(10.5)
Net cash from operating activities	19.3	21.7	76.8
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	6.0	1.5	45.1
Change in other current financial assets	0.2	4.1	0.3
Disposal of joint venture	5.3	-	90.8
Acquisition of property, plant and equipment	(13.9)	(6.4)	(25.4)
Net cash from investing activities	(2.4)	(0.8)	110.8

Consolidated statement of cash flows (continued)
For the six months ended 30 June 2005 (unaudited)

	6 months ended 30 June 2005 £m Unaudited	6 months ended 30 June 2004 £m Unaudited	Year ended 31 December 2004 £m Unaudited
Cash flows from financing activities			
Proceeds from the issue of share capital	1.4	1.4	1.4
Purchase of shares from minority interests	-	(4.2)	(5.9)
Repayment of borrowings	(117.5)	(198.0)	(396.9)
Drawdown of borrowings	128.7	195.3	273.1
Payment of finance lease liabilities	(0.9)	(0.7)	(1.6)
Payment of finance costs	(0.3)	(0.5)	(0.6)
Dividends paid to minorities	(2.1)	(1.2)	(1.6)
Equity dividends paid	(29.8)	(1.5)	(3.0)
Net cash from financing activities	(20.5)	(9.4)	(135.1)
Net (decrease)/increase in cash and cash equivalents	(3.6)	11.5	52.5
Cash and cash equivalents at beginning of period	90.7	40.5	40.5
Effect of exchange rate fluctuations on cash held	4.1	(2.1)	(2.3)
Cash and cash equivalents at period end	91.2	49.9	90.7

Segmental information
For the six months ended 30 June 2005 (unaudited)

	New York 2005 £m	Regional US 2005 £m	London 2005 £m	Rest of Europe 2005 £m	Asia 2005 £m	Austra-lasia 2005 £m	Total Group 2005 £m
REVENUE							
Hotel	39.9	52.1	38.6	47.6	71.9	24.2	274.3
Non-hotel	-	1.2	-	-	0.7	4.8	6.7
Total	39.9	53.3	38.6	47.6	72.6	29.0	281.0
HOTEL GROSS OPERATING PROFIT	11.5	9.6	18.6	14.2	26.0	10.2	90.1
Hotel fixed charges	(5.6)	(8.8)	(6.9)	(8.6)	(10.8)	(4.8)	(45.5)
HOTEL OPERATING PROFIT	5.9	0.8	11.7	5.6	15.2	5.4	44.6
NON-HOTEL OPERATING PROFIT	-	0.3	-	-	0.4	1.8	2.5
Central Costs	-	-	-	-	-	-	(6.7)
GROUP OPERATING PROFIT BEFORE OTHER OPERATING INCOME AND EXPENSES	-	-	-	-	-	-	40.4
Other operating income	12.8	-	-	-	-	-	12.8
Other operating expense	-	-	-	-	-	-	-
Share of operating profits of joint ventures	-	-	-	-	2.8	-	2.8
PROFIT BEFORE FINANCING COSTS	-	-	-	-	-	-	56.0
Net financing costs	-	-	-	-	-	-	(15.9)
PROFIT BEFORE TAX	-	-	-	-	-	-	40.1

Segmental information
For the six months ended 30 June 2004 (unaudited and restated)

Reported Currency	New York 2004 £m	Regional US 2004 £m	London 2004 £m	Rest of Europe 2004 £m	Asia 2004 £m	Austra-lasia 2004 £m	Total Group 2004 £m
REVENUE							
Hotel	36.3	46.8	36.2	44.6	66.6	22.4	252.9
Non-hotel	-	1.2	-	-	0.7	8.8	10.7
Total	36.3	48.0	36.2	44.6	67.3	31.2	263.6
HOTEL GROSS OPERATING PROFIT	9.3	8.1	18.3	13.0	23.8	9.4	81.9
Hotel fixed charges	(6.2)	(8.7)	(6.9)	(8.8)	(10.5)	(4.3)	(45.4)
HOTEL OPERATING PROFIT	3.1	(0.6)	11.4	4.2	13.3	5.1	36.5
NON-HOTEL OPERATING PROFIT	-	0.1	-	-	0.4	3.7	4.2
Central costs	-	-	-	-	-	-	(6.4)
GROUP OPERATING PROFIT BEFORE OTHER OPERATING INCOME AND EXPENSES	-	-	-	-	-	-	34.3
Other operating income	-	-	-	-	0.5	-	0.5
Other operating expense	-	-	-	-	-	-	-
Share of operating profits of joint ventures	(0.8)	-	-	-	2.5	-	1.7
PROFIT BEFORE FINANCING COSTS	-	-	-	-	-	-	36.5
Net financing costs	-	-	-	-	-	-	(17.9)
PROFIT BEFORE TAX	-	-	-	-	-	-	18.6

Key operating statistics
For the six months ended 30 June 2005 (unaudited)

	6 months ended 30 June 2005 Reported currency	6 months ended 30 June 2004 Constant currency	6 months ended 30 June 2004 Reported currency	Year ended 31 December 2004 Reported currency
Occupancy (%)				
New York	**82.8**	83.7	83.7	84.0
Regional US	**64.9**	56.3	56.3	61.2
USA	**69.0**	63.1	63.1	66.9
London	**84.9**	78.5	78.5	83.5
Rest of Europe	**72.5**	71.3	71.3	72.8
Europe	**78.0**	74.5	74.5	77.6
Asia	**71.4**	71.4	71.4	73.2
New Zealand	**71.2**	73.2	73.2	71.5
Group	**72.1**	69.5	69.5	71.8
Average room rate (£)				
New York	**113.79**	97.40	100.66	108.77
Regional US	**47.55**	51.10	52.81	52.91
USA	**65.72**	66.44	68.66	70.43
London	**79.39**	79.45	79.45	79.79
Rest of Europe	**70.64**	67.86	67.44	66.67
Europe	**74.86**	73.28	73.05	72.93
Asia	**51.80**	48.42	46.93	46.76
New Zealand	**42.92**	40.33	38.02	38.77
Group	**61.71**	59.76	59.68	60.59
RevPAR (£)				
New York	**94.22**	81.52	84.25	91.37
Regional US	**30.86**	28.77	29.73	32.38
USA	**45.35**	41.92	43.32	47.12
London	**67.40**	62.37	62.37	66.62
Rest of Europe	**51.21**	48.38	48.08	48.54
Europe	**58.39**	54.59	54.42	56.59
Asia	**36.99**	34.57	33.51	34.23
New Zealand	**30.56**	29.52	27.83	27.72
Group	**44.49**	41.53	41.48	43.50
Gross operating profit %				
New York	**28.8**		25.6	28.9
Regional US	**18.4**		17.3	21.0
USA	**22.9**		20.9	24.4
London	**48.2**		50.6	51.2
Rest of Europe	**29.8**		29.1	30.0
Europe	**38.1**		38.7	39.5
Asia	**36.2**		35.7	35.4
New Zealand	**42.1**		42.0	41.6
Group	**32.8**		32.4	33.6

Notes to the consolidated interim financial statements

1. **Basis of preparation**

Millennium & Copthorne Hotels plc (the "Company") is a company domiciled in the United Kingdom. The consolidated interim financial statements of the Company for the six months ended 30 June 2005 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities.

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the Company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted for use in the EU ("adopted IFRSs"). This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 December 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs.

Based on these adopted and unadopted IFRSs, the directors have made assumptions about the accounting policies expected to be applied, as set out in the Group's quarterly financial information for the three month period ended 31 March 2005, when the first annual IFRS financial statements are prepared for the year ending 31 December 2005. In particular, the directors have assumed that IAS 19: Employee Benefits (as amended) will be adopted by the EU in sufficient time that they will be available for use in the annual IFRS financial statements for the year ending 31 December 2005.

In addition, the adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

The consolidated interim financial statements do not include all of the information required for full annual financial statements and none of the financial information included within the consolidated interim financial statements has been subject to audit.

The comparative figures for the financial year ended 31 December 2004 are not the Company's statutory accounts for the financial year. These accounts, which were prepared under UK GAAP, have been reported on by the company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. **Other operating income/other operating expenses**

		6 months ended 30 June 2005 £m Unaudited	6 months ended 30 June 2004 £m Unaudited	Year ended 31 December 2004 £m Unaudited
(a)	Other operating income			
	(i) Business interruption insurance proceeds	12.8	-	-
	(ii) Profit on disposal of fixed assets	-	0.5	3.2
	(iii) Profit on disposal of joint venture	-	-	51.8
		12.8	0.5	55.0
(b)	Other operating expenses			
	Impairment of US hotel properties	-	-	(15.2)

3. **Assets held for sale**

At 31 December 2004, the following assets were presented as held for sale with a total carrying value of £14.5m:

- Commercial property assets held in Sydney, comprising part of the former Millennium Sydney hotel property and the adjoining retail and conference centre: this asset is expected to be sold during the second half of 2005 and it is presented as held for sale at 30 June 2005.

- Kingsgate Hotel Greenlane, Auckland: this asset was sold in January 2005

No impairment loss was required to be recognised in the prior or current period in respect of these properties. The total carrying amount of assets held for sale as at 30 June 2005 is £9.3m.

4. **Income taxes**

Income tax expense for the six month period presented is the expected tax payable on the taxable income for the period, calculated as the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

The current tax expense for the six months ended 30 June 2005 and 2004 was calculated based on the estimated average annual effective income tax rate (excluding the estimated tax expense relating to the Millenium Hilton business interruption insurance proceeds and other operating income set out in note 2). The estimate annual effective income tax rate calculated on this basis is 25.3% (restated six months ended 30 June 2004: 20.5%).

In the six months to 30 June 2005, the average annual effective income tax rate has been applied to profits excluding the Millenium Hilton business interruption insurance proceeds. The tax charge relating to the insurance proceeds income has been calculated separately and has been recognised in full in the six month period ended 30 June 2005. The taxation arising in respect of these insurance proceeds is estimated at £6.0m.

5. **Earnings per share**

Six months ended 30 June

The basic earnings per share of 8.2p (2004: earnings per share of 3.5p) are based on a profit attributable to equity holders of the parent of £23.4m (2004: profit of £9.9m) and a weighted average number of shares in issue of 286.6 million (2004: 283.4 million) being the average number of shares in issue in the period.

The diluted earnings per share of 8.1p (2004: earnings per share of 3.5p) are based on a weighted average number of shares in issue of 287.6 million (2004: 284.1 million) being the average number of shares in issue in the period adjusted for the exercise of dilutive share options.

6. Reconciliation of equity (unaudited)

	Share capital £m	Share premium £m	Reval reserve £m	Translation reserve £m	Hedging reserve £m	Retained earnings £m	Total £m	Minority interest £m	Total equity £m
Balance at 1 January 2004	84.8	845.8	247.3	-	-	(45.6)	1,132.3	117.2	1,249.5
Total recognised income and expense	-	-	21.6	(40.7)	-	48.6	29.5	13.6	43.1
Dividends to shareholders	-	-	-	-	-	(11.7)	(11.7)	-	(11.7)
Dividends paid - minority interests	-	-	-	-	-	-	-	(1.6)	(1.6)
Issue of shares in lieu of dividends	0.9	(0.9)	-	-	-	8.7	8.7	-	8.7
Minority interest attributable to joint venture	-	-	-	-	-	-	-	(2.1)	(2.1)
Share options exercised	0.2	1.2	-	-	-	-	1.4	-	1.4
Equity settled transactions	-	-	-	-	-	0.4	0.4	-	0.4
Purchase of minority interest	-	-	-	-	-	-	-	(4.7)	(4.7)
Transfer of realised profit									
- annual depreciation charge	-	-	(0.5)	-	-	0.5	-	-	-
- Profit on disposal of fixed assets	-	-	(22.4)	-	-	22.4	-	-	-
Balance at 31 December 2004	85.9	846.1	246.0	(40.7)	-	23.3	1,160.6	122.4	1,283.0
Balance at 1 January 2005	85.9	846.1	246.0	(40.7)	-	23.3	1,160.6	122.4	1,283.0
First time adoption of IAS39	-	-	-	-	(4.0)	(1.4)	(5.4)	-	(5.4)
Balance restated at 1 January 2005	85.9	846.1	246.0	(40.7)	(4.0)	21.9	1,155.2	122.4	1,277.6
Total recognised income & expense for the period	-	-	-	33.3	3.5	22.1	58.9	10.0	68.9
Dividends to shareholders	-	-	-	-	-	(29.8)	(29.8)	-	(29.8)
Dividends paid – minority interests	-	-	-	-	-	-	-	(2.1)	(2.1)
Minority interest attributable to joint venture	-	-	-	-	-	-	-	(1.0)	(1.0)
Issue of share options	0.1	1.3	-	-	-	-	1.4	-	1.4
Equity settled transactions	-	-	-	-	-	0.2	0.2	-	0.2
Balance at 30 June 2005	86.0	847.4	246.0	(7.4)	(0.5)	14.4	1,185.9	129.3	1,315.2

7. Explanation of the transition to IFRS

(a) Explanation of transition to IFRSs

(i) Accounting policies

The IFRS accounting policies adopted in this interim statement are consistent with those published in the Group's quarterly announcement for the three month period ended 31 March 2005, dated 5 May 2005. These accounting policies have been consistently applied in preparing the consolidated interim financial statements for the six months ended 30 June 2005, the comparative information for the six months ended 30 June 2004, the financial statements for the year ended 31 December 2004 and the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

The Group has applied the transition adoption rules of IAS 32: Financial Instruments (Disclosure and presentation) and IAS 39: Financial Instruments (Recognition and measurement). The Group has therefore applied these standards, and the related accounting policies only with effect for the current period from 1 January 2005 and not within the 2004 comparative financial periods.

(ii) Transition to IFRS

An explanation of how the transition from UK GAAP to IFRSs has affected the Group's financial position, financial performance and cash flows for the year ended 31 December 2004 is set out in Group's quarterly announcement for the three month period ended 31 March 2005. The transition adjustments in respect of the financial position at 30 June 2004 and the financial performance to the period then ended are set out in notes 7(b) to 7(f).

(b) Balance sheet at 30 June 2004 (unaudited)

	UK GAAP £m	Lease premium pre payment £m (d)i	Assets held for sale £m (d)iii	New Zealand land bank sales £m (d)iv	Employee benefits £m (d)v	Deferred taxes £m (d)vii	Dividend £m (d)viii	Translation reserve reclass £m	IFRS £m
Assets									
Property, plant and equipment	1,955.6	(92.6)	-	-	-	-	-	-	1,863.0
Lease premium prepayment	-	90.7	-	-	-	-	-	-	90.7
Investment properties	85.9	-	-	-	-	-	-	-	85.9
Investments in joint ventures and associates	57.5	(0.1)	-	-	-	(13.0)	-	-	44.4
Loans due from joint ventures and associates	31.7	-	-	-	-	-	-	-	31.7
Other non-current assets	2.6	-	-	-	-	-	-	-	2.6
Total non-current assets	2,133.3	(2.0)	-	-	-	(13.0)	-	-	2,118.3
Assets held for sale	-	-	-	-	-	-	-	-	-
Inventories	3.6	-	-	-	-	-	-	-	3.6
Development properties	15.7	-	-	1.3	-	-	-	-	17.0
Trade and other receivables	68.5	1.3	-	(3.7)	-	-	-	-	66.1
Cash and cash equivalents	49.9	-	-	-	-	-	-	-	49.9
Financial assets	0.3	-	-	-	-	-	-	-	0.3
Total current assets	138.0	1.3	-	(2.4)	-	-	-	-	136.9
Total assets	2,271.3	(0.7)	-	(2.4)	-	(13.0)	-	-	2,255.2
Liabilities									
Long term borrowings	685.0	-	-	-	-	-	-	-	685.0
Employee benefits	4.2	-	-	-	7.5	-	-	-	11.7
Other non-current liabilities	7.1	-	-	-	-	-	-	-	7.1
Provisions	2.6	-	-	-	-	-	-	-	2.6
Deferred tax liabilities	49.5	-	-	-	-	145.2	-	-	194.7
Total non-current liabilities	748.4	-	-	-	7.5	145.2	-	-	901.1
Current portion of long term borrowings	21.0	-	-	-	-	-	-	-	21.0
Trade and other payables	98.9	-	-	(0.2)	-	-	(5.9)	-	92.8
Income taxes payable	16.4	-	-	(0.7)	-	-	-	-	15.7
Total current liabilities	136.3	-	-	(0.9)	-	-	(5.9)	-	129.5
Total liabilities	884.7	-	-	(0.9)	7.5	145.2	(5.9)	-	1,030.6
Net Assets	1,386.6	(0.7)	-	(1.5)	(7.5)	(158.2)	5.9	-	1,224.6
Equity									
Issued capital	85.5	-	-	-	-	-	-	-	85.5
Share premium	846.5	-	-	-	-	-	-	-	846.5
Revaluation reserve	291.2	8.2	-	-	-	(57.3)	-	5.2	247.3
Retained earnings	46.4	(8.9)	-	(0.7)	(7.4)	(92.8)	5.9	(5.2)	(62.7)
Total equity attributable to equity holders of the parent	1,269.6	(0.7)	-	(0.7)	(7.4)	(150.1)	5.9	-	1,116.6
Minority interest	117.0	-	-	(0.8)	(0.1)	(8.1)	-	-	108.0
Total equity	1,386.6	(0.7)	-	(1.5)	(7.5)	(158.2)	5.9	-	1,224.6

(c) **Reconciliation of profit for the six months ended 30 June 2004 (unaudited)**

	UK GAAP £m	Lease premium pre payment £m (d)i	New Zealand land bank sales £m (d)iv	Employee benefits £m (d)v	Share based payments £m (d)vi	Deferred taxes £m (d)vii	Joint venture reclass £m	IFRS £m
Revenue	262.7	-	0.9	-	-	-	-	263.6
Cost of sales	(118.4)	-	(1.3)	-	-	-	-	(119.7)
Gross profit	144.3	-	(0.4)	-	-	-	-	143.9
Administrative expenses	(108.5)	(0.6)	(0.1)	(0.2)	(0.2)	-	-	(109.6)
Operating profit before other operating income and expenses	35.8	(0.6)	(0.5)	(0.2)	(0.2)	-	-	34.3
Other operating income	0.5	-	-	-	-	-	-	0.5
Other operating expenses	-	-	-	-	-	-	-	-
Operating profit	36.3	(0.6)	(0.5)	(0.2)	(0.2)	-	-	34.8
Share of profit of joint ventures and associates								
- operating profit	4.0	(0.1)	-	-	-	-	-	3.9
- interest	-	-	-	-	-	-	(1.8)	(1.8)
- taxation	-	-	-	-	-	-	(0.4)	(0.4)
	4.0	(0.1)	-	-	-	-	(2.2)	1.7
Finance expenses	(21.0)	-	-	-	-	-	1.8	(19.2)
Finance income	1.3	-	-	-	-	-	-	1.3
Profit before tax	20.6	(0.7)	(0.5)	(0.2)	(0.2)	-	(0.4)	18.6
Income tax expense	(3.1)	-	0.1	-	-	(0.8)	0.4	(3.4)
Profit for the period	17.5	(0.7)	(0.4)	(0.2)	(0.2)	(0.8)	-	15.2
Attributable to:								
Equity holders of the parent	12.9	(0.7)	(0.2)	(0.2)	(0.2)	(1.7)	-	9.9
Minority interest	4.6	-	(0.2)	-	-	0.9	-	5.3
Profit for the period	17.5	(0.7)	(0.4)	(0.2)	(0.2)	(0.8)	-	15.2
Basic earnings per share (pence)	4.6	-	-	-	-	-	-	3.5
Diluted earnings per share (pence)	4.5	-	-	-	-	-	-	3.5

(d) **Explanation of adjustments between UK GAAP and IFRS (unaudited)**

(i) Lease premium prepayment

The Group has adopted the requirements of IAS 17: Leases. IAS 17 requires a lease of land and buildings to be considered separately between its land and building constituent parts. Land is only able to be treated as a tangible fixed asset, held under finance lease, where the Group will obtain title to the land during or at the end of the lease term.

The Group holds a number of hotels under long leases where land title is not anticipated to pass to the Group under the terms of the lease. In respect of these leases, under UK GAAP, payment made on entering into or acquiring leasehold land and buildings was previously all included within tangible fixed assets and the cost less residual value was depreciated over the shorter of its lease length and useful economic life.

Under IFRS, the upfront payment made in respect of the operating leased land is required to be accounted for as a prepayment and amortised in full over the lease term in accordance with the pattern of benefits provided.

This change in accounting policy has been adopted retrospectively, by way of prior year adjustment, to the date of lease acquisition by the Group. Retained reserves at 30 June 2004 have been debited by £8.9m accumulated amortisation which would have been charged to that date, in excess of depreciation previously charged under UK GAAP. This prior year adjustment has not all impacted total equity as a credit of £8.2m has been recorded to the revaluation reserve at 30 June 2004, to reflect how the Group's total interest in the hotel property is carried at valuation and in aggregate, should be maintained at the level of the most recent external valuation recorded.

This change in accounting policy has increased the annual amortisation charge in respect of Group and joint venture leasehold land by £1.4m. The Group and joint venture charge for the six months to 30 June 2004 has been increased by £0.7m.

Long leasehold buildings lease premium continue to be accounted for as tangible fixed assets held under finance leases where the Group holds the asset for substantially all of its useful economic life.

(ii) Investment property

The Group has adopted IAS 40: Investment Property. IAS 40 is consistent with the Group's previous accounting policy of revaluing investment properties annually. The principal change under IFRS is that valuation surpluses and deficits arising are required to be recorded in the income statement (other operating income) under IAS 40. Under UK GAAP, such surpluses and deficits were recorded directly within reserves.

However, this change of accounting policy has not impacted the 2004 income statement as no investment property valuation movements were recorded in that year.

(iii) Assets held for sale

The Group applied IFRS 5 retrospectively from 1 January 2004 in respect of assets held for sale, details of which are set out in note 3.

(iv) Real estate and land development sales

On adoption of IAS 18, the Group changed the timing of revenue recognition in respect of its non-hotel land development sales. Revenue in respect of these sales is now recognised on transfer of legal title, which better reflects the transfer of the risks and rewards of ownership. Under UK GAAP, revenue was recognised on agreement of an unconditional contract.

Operating profit for the year ended 31 December 2004 and the six months ended 30 June 2004 was increased and reduced by £1.3m and £0.5m respectively.

Total equity at 30 June 2004 has been reduced by £1.5m.

(v) Employee benefits

IAS 19: employee benefits permits full recognition of defined benefit pension obligations in the financial statements and the Group has adopted this option.

Adoption of IAS 19 has reduced equity at 30 June 2004 by £7.5m (excluding recognition of deferred tax).

Actuarial gains and losses of £3.3m and £1.6m were charged to the statement of recognised income and expense in the year ended 31 December 2004 and six months ended 30 June 2004 respectively. The pension charge to the income statement was increased in the year ended 31 December 2004 by £0.4m and in the six months ended 30 June 2004 by £0.2m.

(vi) Share based payments

The Group applied IFRS 2 to its active employee share-based payment arrangements at 1 January 2005 except for equity-settled employee share-based payment arrangements granted before 7 November 2002. The Group has granted employee equity-settled share-based payments in 2004 and 2005.

The Group accounted for these share-based payment arrangements at intrinsic value under UK GAAP. This has been adjusted as required by IFRS.

The effect of accounting for equity-settled share-based payment transactions at fair value is to increase administrative expenses by £0.2m for the six months ended 30 June 2004 and by £0.4m for the year ended 31 December 2004. The adoption of IFRS 2 is equity-neutral for equity-settled transactions.

(vii) Deferred taxes

	30 June 2004 £m Unaudited
Group deferred tax liability - UK GAAP	49.5
Property assets*	176.1
Employee benefits	(2.0)
Other deferred taxation	(2.4)
Tax losses carried forward	(26.5)
Increase in deferred tax liability	145.2
Group deferred tax liability – IFRS	194.7

**Property assets comprise Property, Plant and Equipment, investment properties, assets held for sale and leasehold land prepayments*

The Group deferred tax liability has been increased at 30 June 2004 as shown in the table. In addition, a £13.0m deferred tax liability has been recognised in respect of joint ventures.

The increase in liability in respect of property assets is a result of the requirement under IFRS to provide for deferred tax for fair value adjustments and revaluation surpluses. Deferred tax is matched to how the asset value will be recovered, either through use in the business or through sale. Under UK GAAP, such provision was not required. This adjustment is significant, principally due to the Group having adopted a policy of carrying its hotel property assets at open market value.

The provision for employee benefits and defined benefit pension liabilities, as set out above, gives rise to a matching recognition of a deferred tax asset.

The overall increase in deferred tax liabilities resulting from property assets has allowed the Group to increase its matching recognition of tax losses, which were not recorded in the balance sheet under UK GAAP. Such losses are recognised as deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

The effect on the income statement for the six months ended 30 June 2004 and for the year ended 31 December 2004, respectively, was to increase the previously reported tax charge for the period, respectively, by £0.8m and £15.3m.

(viii) Dividends

Under IFRS dividends are recorded as liabilities in the period in which they are declared. Under UK GAAP dividends were previously recorded when proposed.

(e) Reconciliation of financial instruments as if IAS 39 was applied at 1 January 2005 (unaudited)

	UK GAAP £m Unaudited	Effect of Transition to IFRSs £m Unaudited	IFRSs £m Unaudited
Fair value derivatives	-	(5.4)	(5.4)
Hedging reserve	-	(5.4)	(5.4)

Under UK GAAP, the Group did not recognise derivatives on the balance sheet. In accordance with IFRS derivatives should be recognised at fair value. IAS39: Financial Instruments – measurement has been adopted with effect from 1 January 2005. The effect is to record the fair value of derivatives on the balance sheet, increasing current liabilities and reducing equity by £5.4m at 1 January 2005.

(f) Total effect on equity (unaudited)

A summary of the effect on total equity at 30 June 2004 of the adjustments set out in (a) to (d) is set out below:

	30 June 2004 £m Unaudited
Lease premium prepayment	(0.7)
Real estate and land development sales	(1.5)
Employee benefits	(7.5)
Income taxes – joint ventures	(13.0)
Income taxes – Group	(145.2)
Dividends	5.9
Total	(162.0)

Consolidated interim income statement
For the three months ended 30 June 2005 (unaudited)

	3 months ended 30 June 2005 £m Unaudited	3 months ended 30 June 2004 £m Unaudited
Revenue	151.5	136.6
Cost of sales	(64.9)	(59.8)
Gross profit	86.6	76.8
Administrative expenses	(59.6)	(55.5)
Operating profit before other operating income and expenses	27.0	21.3
Other operating income	-	-
Other operating expenses	-	-
Group operating profit	27.0	21.3
Share of profit of joint ventures and associates		
- operating profit	2.0	2.6
- interest	(0.3)	(0.9)
- taxation	(0.2)	(0.2)
	1.5	1.5
Finance expenses	(11.6)	(9.5)
Finance income	2.9	0.8
Profit before tax	19.8	14.1
Income tax expense	(4.6)	(1.9)
Profit for the period	15.2	12.2
Attributable to:		
Equity holders of the parent	13.6	9.5
Minority interest	1.6	2.7
Profit for the period	15.2	12.2

Key operating statistics
For the three months ended 30 June 2005 (unaudited)

	3 months ended 30 June 2005 Reported currency	3 months ended 30 June 2004 Constant currency	3 months ended 30 June 2004 Reported currency
Occupancy (%)			
New York	**88.0**	89.0	89.0
Regional US	**71.0**	59.4	59.4
USA	**74.9**	66.8	66.8
London	**87.2**	82.4	82.4
Rest of Europe	**76.2**	73.6	73.6
Europe	**81.1**	77.5	77.5
Asia	**73.0**	72.1	72.1
New Zealand	**59.9**	63.1	63.1
Group	**73.9**	70.3	70.3
Average room rate (£)			
New York	**123.32**	103.51	106.16
Regional US	**50.21**	54.22	55.60
USA	**69.84**	70.63	72.43
London	**82.75**	81.61	81.61
Rest of Europe	**71.81**	67.56	67.23
Europe	**77.03**	74.18	74.01
Asia	**54.30**	50.76	48.73
New Zealand	**42.30**	38.92	34.98
Group	**64.97**	62.48	62.00
RevPAR (£)			
New York	**108.52**	92.12	94.48
Regional US	**35.65**	32.21	33.03
USA	**52.31**	47.18	48.38
London	**72.16**	67.25	67.25
Rest of Europe	**54.72**	49.72	48.48
Europe	**62.87**	57.49	57.36
Asia	**39.64**	36.61	35.13
New Zealand	**25.34**	24.56	22.07
Group	**48.01**	43.92	43.59
Gross operating profit %			
New York	**37.0**		34.0
Regional US	**24.6**		22.7
USA	**30.2**		27.6
London	**49.8**		52.6
Rest of Europe	**32.3**		30.7
Europe	**40.0**		40.6
Asia	**38.1**		36.5
New Zealand	**36.5**		33.3
Group	**35.7**		34.5